SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB/A-7

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
              SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

                       NEW YORK REGIONAL RAIL CORPORATION
                       ----------------------------------
                 (Name of Small Business Issuer in Its Charter)

              Delaware                                      13-3881577
      ------------------------------                 ------------------------
      (State or Other Jurisdiction of                   (IRS Employer
      Incorporation or Organization)                    Identification No.)

                     4302 First Avenue, Brooklyn, NY, 11232
                    (Address of Principal Executive Offices)

                                 (718) 788-3690
                          -----------------------------
                (Company's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class               Name Of Each Exchange On Which
        To Be So Registered               Each Class Is To Be Registered


               None                                     None
 ------------------------------------      ----------------------------------


      Securities to be registered pursuant to Section 12(g) of the Act:

                         Common stock, $0.0001 par value
                                (Title of Class)

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART I
  ITEM 1. DESCRIPTION OF BUSINESS............................................ 1
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.......... 8
  ITEM 3. DESCRIPTION OF PROPERTY............................................14
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....14
  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.......15
  ITEM 6. EXECUTIVE COMPENSATION.............................................17
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................22
  ITEM 8. DESCRIPTION OF SECURITIES..........................................22
PART II
  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
        AND OTHER SHAREHOLDER MATTERS........................................23
  ITEM 2. LEGAL PROCEEDINGS..................................................29
  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS......................30
  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES............................30
  ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................33
PART F/S.....................................................................37
PART III
  ITEM 1. INDEX TO EXHIBITS..................................................34

                                     PART I

Item 1. Description of Business.

      The Company was incorporated in Delaware on April 19, 1994 under the name Best Sellers Group, Inc. Between April 1994 and May 1996 the Company was involved in a number of business ventures, all of which have since been discontinued.

      In May 1996 the Company acquired all of the issued and outstanding common stock of New York Regional Rail Corporation ("NYRR"), a Delaware Corporation, in consideration for the issuance of 87,000,000 shares of the Company's common stock. NYRR is a short-line railroad which transports freight via barges across the New York City harbor. As a result of this acquisition, the Company changed its name to "New York Regional Rail Corp". NYRR currently owns 93% of New York Cross Harbor Railroad, Inc. ("NYCH"), a corporation which transports freight via barges across the New York City harbor, and a 95% interest in CH Proprietary, Inc. ("CHP"), a corporation which owns substantially all of the equipment used by NYCH in conducting its rail/barge freight transportation operation. Unless otherwise indicated, any reference to the Company includes NYRR and any reference to NYRR includes CHP and NYCH.

      In April 1999, the Company purchased a 51% interest in JS Transportation, Inc. ("JST"), in exchange for 5,000,000 shares of unregistered common stock, and escrowed an additional 1,000,000 shares to settle outstanding JST liabilities. JST, which was incorporated in New Jersey in 1998, is a regional trucking company in the business of short-haul freight transportation and landfill management. Unless otherwise indicated, any reference to the Company also includes JST.

      The Company's headquarters are located at 4302 First Avenue, Brooklyn, NY, 11232. The Company's telephone number is (718) 788-3690 and its facsimile number is (718) 788-4462.

Railroad Operations

      The Company is part of the national railroad system and holds a Surface Transportation Board certificate of convenience and necessity for the movement of rail freight by rail barge across the New York City harbor. The Company exchanges rail cars with the Canadian Pacific ("CP"), Norfolk Southern ("NS") and CSX Transportation ("CSX") railroads in New Jersey. In Brooklyn, the Company interchanges freight with the New York and Atlantic Railroad ("NYA").

      Operating from its main base of operations at the Bush Terminal in Brooklyn, New York, the Company receives railcars for transport to New Jersey and points beyond. Rail cars are loaded onto float barges, then by means of a tugboat they are ferried between the Bush Terminal and the Company's Greenville Yard in Jersey City, New Jersey. When the railcars arrive at the Greenville Yard, they are placed on the national rail network for further transportation. For incoming freight from New Jersey and points beyond, the Company reverses this operation and connects with the New York and Atlantic Railroad on the east side of New York harbor.

      Diesel-fueled locomotives are used by the Company to switch railcars at its Bush Terminal and Greenville facilities. Tugboat services are currently subcontracted from McAllister Marine Towing & Transportation Company on a monthly basis.


      The Company's rail equipment consists of the following;

                                       Operational           Not Operational

      Locomotives                           3                       2
      Float bridges                         2                       4
      Float barges                          3                       1

      The Company has approximately 13 miles of track on the New Jersey and Brooklyn waterfronts. All of the Company's rail and bedrock are operational and in good working order. Float bridges serve as the rail link between the Company's float barges and the Company's land-based rail tracks. Two of the Company's three operational float barges are 40 ft. by 290 ft. and one is 41 ft. by 360 ft. Each float barge contains three rail tracks and can hold between seven and eighteen railcars depending upon the size of the railcars being loaded and the size of the car float used.

      The Bush Terminal in Brooklyn is currently operated by the Company on a month-to month permit with New York City. Although this facility is fully operational, it currently operates at less than 10% of its total capacity. The monthly rental of the Bush Terminal is $2,200. The Greenville Yard has always served as the primary rail car float facility in New Jersey and connects by rail to the Oak Island freight yard in Newark, New Jersey. The Greenville Yard is situated on a one-mile long, 14.86-acre parcel leased to the Company until 2023. The annual rental is $24,870 for the year 2000. The lease agreement with Conrail also transferred all real property associated with the operation of the rail yard to the Company for $1.00.

      Most freight which is transported by rail travels substantial distances, and usually over more than one railroad. To facilitate pricing, Class 1 railroads, such as Norfolk Southern, price and collect freight charges on behalf of all railroads along the route. The portion that belongs to each railroad is known as their tariff division. The Company comprises part of the traffic route for most rail freight transported across the New York City harbor.

      During 1999, Norfolk Southern, pursuant to a tariff division agreement, collected approximately 95% of the Company's receivables from various customers.

      As of December 31, 1999, the Company had approximately 40 regular customers. During the periods listed below the following customers accounted for more than 10% of the Company's revenues from its railroad operations:

       Name                         Year                    Percent

       Hershey Foods                1998                     12.5%
       Merco                        1998                       31%
       Atlantic Waste Disposal      1998                       12%
       Hershey Foods                1999                       26%
       Bloomer Chocolates           1999                       14%
       Star Corrugated              1999                       11%

      There are 10,950,000 estimated truck crossings per year in the New York City metropolitan area (a truck crossing occurs when a truck travels over a bridge or through a tunnel). In contrast, rail traffic into the New York City metropolitan area is estimated to be 19,500 railcars per year (a railcar holds the equivalent of three to four truckloads). The New York City metropolitan region is the only major economic area in the United States that has a freight transportation system that is almost completely dependent on its highway system. In the New York City metropolitan area, 97% of freight is moved via truck versus 3% by rail. All other major metropolitan regions are roughly balanced at 60% truck versus 40% via rail.

      In May 2000 the City of New York published a Major Investment Study entitled "Cross Harbor Freight Movement". The study was conducted by the New York City Economic Development Corporation to address shortcomings in New York City's freight transportation network. The study sighted specific problems due to the region's reliance on trucking. Among the issues addressed by the study was traffic congestion and the resulting delays in freight shipments.

      Modern "high-cube" cargo containers on trailers reach 13' in height, exceeding Lincoln and Holland Tunnel vertical clearances, forcing more heavy-duty truck traffic onto the George Washington and Verazanno Narrows Bridges, increasing distance, time and truck freight costs into the region. The study indicated that increased use of a cross-harbor rail/float operation, such as that provided by the Company, is the most efficient means of moving rail freight throughout the New York City region. The 2.5 mile float barge trip across the New York City harbor takes approximately 45 minutes and eliminates a 35 to 50 mile truck trip across the New York City regional bridge, highway and tunnel system. As a result of the foregoing, the Company believes that a substantial portion of the freight presently transported by truck will in the future be transported by rail.

      Although the Company's current operating capacity is approximately 2,000 carloads per month, as of January 31, 2001, the Company was transporting approximately 290 carloads per month (a carload refers to one loaded rail car). Although this is an increase from periods prior to December 31, 1999 when the Company was transporting an average of approximately 140 carloads per month, the Company projects it will need to transport approximately 300 carloads per month in order to become profitable. The Company charges between $250 and $1,250 per carload depending upon the length and weight of the railcar, and the type of commodity being shipped.

      The Company believes that its revenues will continue to increase, in part, as a result of the June 1999 acquisition of Conrail by Norfolk Southern and CSX Transportation. Conrail, in the past, resisted using the Company's rail system, preferring to transport freight destined for New York City/Long Island over

         Conrail's land based tracks. Since Conrail's operations were effectively acquired by Norfolk Southern and CSX Transportation in June 1999, Norfolk Southern has used the Company more frequently to transport freight between New Jersey and the New York/Long Island areas. The Company also believes there is an emerging market for rail shipment of hazardous and non-hazardous waste.

      Based upon the foregoing, the Company believes that there is a significant opportunity to increase the revenues from its rail freight operations by providing faster service at lower costs for freight moving between New York and New Jersey. There can be no assurance that the Company will be able to increase revenues to the level required to generate profits.

      If additional capacity is needed the Company plans to repair one of its float bridges and lay four to five miles of additional track at the Greenville yard, at a cost of approximately $8,000,000, to increase capacity to approximately 4,000 carloads per month. If more capacity is still needed the Company can add four float bridges, at a cost of approximately $18,000,000, to increase capacity to 10,000 carloads per month. See Item 2 "Liquidity and Capital Resources".

      The City of New York has recently completed construction of two new float bridges at its 65th Street Rail Yard. This facility includes not only the float bridges but, intermodal tracks and loading docks. In September 2000, the City made a "Request for Proposal" ("RFP") for the operation of this facility. The RFP stipulated the operator of this facility would be required to transport rail cars between New Jersey and New York City by means of float barges. The City of New York has given the Canadian Pacific Railroad preliminary approval to operate the facility. If Canadian Pacific is given final approval to operate the 65th Street Rail Yard, Canadian Pacific will need to contract with the Company to float rail cars across the New York City harbor since the Company's Greenville yard is the only facility on the New Jersey side of the harbor which is capable of handling rail cars transported by float barges.

Trucking Operations

      In April 1999 the Company, in an arm's length transaction, acquired 51% of the common stock of J.S. Transportation, Inc. ("JST") in exchange for 6,000,000 shares of the Company's common stock. A total of 5,000,000 shares were issued to the shareholders of JST in return for 51% of the common stock of JST and an additional 1,000,000 shares were provided to JST to be used for the repayment of liabilities of JST. As of December 31, 1999 160,000 of these shares had been used to satisfy JST liabilities of $175,300 to non-affiliates of the Company. Once the parties determine that the liabilities no longer exist or upon acquisition of the remaining 49% of JST, any remaining shares will be returned to treasury. There is no time limit on the events of return.

      JST is a short-haul regional trucking company which hauls and disposes of garbage, rubbish, trash and other solid waste. JST does not collect trash and solid waste from residential or commercial customers, but rather collects trash and other solid waste from transfer stations operated by trash, garbage and rubbish collection companies. The waste collected from the transfer stations is then hauled to various waste dumps and landfills. The waste collected by JST consists primarily of construction and demolition materials. JST does not haul or dispose of hazardous, toxic, or medical waste.

      JST had an agreement between January 1999 and December 31, 2000 with the Glouster County landfill which allowed JST and its customers to dump waste at the rate of $20 per ton. In November 2000, the Company began dumping waste at the Eagle Land Management landfill in Pennsylvania and the Recovermat, Inc. landfill in Maryland. The agreements with these landfills may be terminated on 30 days or less notice. Although the dumping rates with these landfills are higher than the rates charged by the Glouster County Landfill, JST has been able to pass the higher rates on to its customers without any adverse effect on JST's operations.

      JST's services customers in New Jersey, the New York City metropolitan area, Pennsylvania, Maryland and Delaware. The various transfer stations served by JST are located in Pennsylvania and New Jersey.

      As of January 31, 2001 JST owned 27 tractor/trailers, of which 17 tractors and 15 trailers were operational. JST's 17 tractors are fully utilized. Of JST's fifteen operational trailers, nine are fully utilized. The remaining six trailers consist of flatbed or refrigerated trailers which are used infrequently. As of April 30, 2001 JST was using five tractor/trailers which it subcontracted from various independent owner/operators. In order to expand its business during the next twelve months JST anticipates that it will need an additional five tractors and ten additional trailers. JST estimates that this additional equipment will cost between $300,000 and $500,000.

      The equipment owned by JST is leased to a subcontractor on a month-to-month basis. The subcontractor hauls and disposes of the waste for JST's customers and bills JST for the drivers and related expenses. JST does not require any licenses or permits which are material to its operations since subcontractors perform the waste hauling and disposal services for JST. By subcontracting its personnel requirements JST is able to reduce administrative expenses and avoid the need to obtain the licenses and permits required to haul and dispose of waste.

      As of January 31, 2001 JST's trucking equipment was transporting approximately 10,000 tons of waste per month.

      In September 2000, JST acquired the assets of MHT, Incorporated ("MHT"), in an arm's length transaction. MHT is a small regional trucking company engaged in waste transportation. MHT's assets included three tractors and two trailers and a customer base generating over $500,000 in annual sales. The assets of MHT were acquired for 200,000 restricted shares of the Company's common stock and the assumption of liabilities in the amount of $156,000.

      JST believes it can expand its business by acquiring other smaller trucking companies that are involved in the collection of waste. As of April 30, 2001, JST did not have any agreements relating to the acquisition of any other trucking companies.

      During the year ending December 31, 1999 approximately 29% of JST's revenues were derived from collection services provided to Waste Management. No other customer represented more than 10% of JST's revenues during this period. All of JST's agreements with its customers may be terminated on 30 days or less notice.

      The number of shares which the Company issued for the 51% interest in JST was based upon the following considerations: (1) the market value of the Company's common stock, (2) the capital contributed to JST by JST's shareholders, and (3) JST's monthly revenues. The Company acquired JST because JST was profitable and would be able to provide the Company with cash until revenues from the Company's railroad operations equaled expenses. See Part I,
Item 2 of this registration statement.

      The Company only acquired 51% of JST because the Company wanted Todd Sage, JST's General Manager, to retain a financial interest in JST for a period of time following the acquisition. Although the Company does not have any formal agreements concerning the acquisition of additional shares in JST, the Company can acquire the remaining 49% interest in JST for 7,000,000 shares of the Company's common stock. At its next annual meeting the Company may request its shareholders to approve the acquisition of the remaining 49% interest in JST.

      The remaining 49% of JST is owned by the following persons:

                     Todd Sage                         14.7%
                     Darryl Caplan                      9.6%
                     John Marsala                      17.4%
                     Golden Aspen Corp.                 7.3%

      Todd Sage is JST's general manager. Darryl Caplan is an officer and director of the Company. John Marsala is the beneficial owner of more than 5% of the Company's common stock and has the right to cast a majority of the shares which are entitled to vote at any meeting of the Company's shareholders. Golden Aspen Corp. is not affiliated with the Company.

Competition

       Although the Company is the only carrier transporting rail cars across the New York City harbor, the Company faces intense competition from other railroads for the movement of commodities and bulk freight. The Company also competes with medium and short-haul trucking companies for the transportation of commodities. Any improvement in trucking, for example, legislation allowing increases in truck size or allowable weight, could increase competition and may adversely affect the Company's business. The Company believes that competition for the freight transported by the Company is based, in the long term, as much upon service and efficiency as on rates. As a result, the Company strives to offer shippers greater convenience and better service than competing forms of transportation and at lower costs.

       The trucking industry is extremely fragmented. In the past years, periods of over-capacity in the trucking industry have led to intense competition and price discounting, resulting in decreased margins and a significant number of business failures. JST competes with three large national waste management companies: Allied Waste Services, Waste Management, Inc., and Republic Services, Inc. as well as numerous regional and local trucking companies. In addition, many counties and municipalities operate their own waste collection and disposal facilities, have the benefits of tax-exempt financing and may control the disposal of waste collected within their jurisdictions. JST also competes with alternatives to landfill disposal, (such as waste incinerators) because of state requirements to reduce landfill disposal. JST competes with other motor carriers for the services of independent operators. Larger waste disposal customers tend not to change haulers on pricing alone. Consequently, the Company is of the opinion that JST's competitive advantage lies in customer service and reliability.


Regulation

      The Company's rail operations are subject to regulation by the Surface Transportation Board (STB), the Federal Railroad Administration (FRA), state departments of transportation and some state and local regulatory agencies. The STB has jurisdiction over, among other things, service levels and compensation of carriers for use of railcars by other carriers. The STB also authorizes extension or abandonment of rail lines, the acquisition of rail lines and the consolidation, merger or acquisition of control of railroads. The STB may review rail carrier pricing only in response to a complaint concerning rates charged for transportation where there is an absence of effective competition. The FRA has jurisdiction over safety and railroad equipment standards and regularly monitors the maintenance of the Company's equipment. The Company is of the opinion that it is in compliance with all applicable regulations of the STB and the FRA.

      Since l980, federal regulatory policy has emphasized the promotion of revenue adequacy (e.g., the opportunity to earn revenues sufficient to cover costs and attract capital) for the railroads and has allowed competition to determine to a great extent rail prices and route and service options. As a result of these changes in legislative policy, the railroad industry's rate structure has evolved from a system of interrelated prices that applied over different routes between the same points to a combination of market-based prices. While federal regulation of rail prices has been significantly curtailed, federal regulation of services continues to have a material effect on profitability and competitiveness in the railroad industry.

      JST's operations are subject to regulation by various federal and state departments of transportation and some state and local regulatory agencies. However since JST utilizes the services of subcontractors to transport waste, JST is not required to have any permits or licenses from any federal, state or local government agencies.

Environmental Matters

      The operations of the Company and JST are subject to various federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations, which have become increasingly stringent, are implemented principally by the United States Environmental Protection Agency and comparable state agencies that govern the management of hazardous wastes, the discharge of pollutants into the air and into surface and underground waters, and the manufacture and disposal of certain substances. The Company believes that its operations are in compliance in all material respects with current laws and regulations. The Company estimates that any expenses incurred in maintaining compliance with current laws and regulations will not have a material effect on the Company's earnings or capital expenditures. However, there is always the possibility that current regulatory requirements may change, currently unforeseen environmental incidents may occur, or past non-compliance with environmental laws may be discovered on the Company's properties. In any of such events, the business, prospectus, financial condition and results of operations of the Company could be materially adversely effected.

      The Company received a Phase I environmental clearance report prior to signing its lease on the Greenville yard in 1993. In addition, the Company received a letter from Conrail indemnifying the Company with respect to environmental claims that pertain to activities prior to 1993.


      Pursuant to the Emergency Planning and Community Right to Know provisions of the Superfund Amendments and Reauthorization Act the Company has adopted procedures that employees will follow in case of any inadvertent release of hazardous materials. The Company periodically conducts training exercises with respect to these procedures as required by FRA.

      Although neither the Company nor JST transport or dispose of toxic, hazardous or medical waste, the Company transports hazardous materials (primarily propane and freon) across the New York City harbor. The Company has a permit from the US. Department of Transportation to transport hazardous materials.

      See Part II, Item 2 - of this registration statement for information concerning a lawsuit filed against the Company which alleges that the Company disposed of hazardous waste at the Company's Bush Terminal.

Convertible Notes and Series C Preferred Stock

      Between April 1997 and February 20, 2000, the Company sold convertible notes in the principal amount of approximately $3,802,000 to various private investors. The notes bear interest at 10% per year and are due and payable between April and May 2000. At the option of the note holder, each note, plus any accrued interest, may be converted into shares of the Company's common stock at the lower of the Conversion Price or 90% of the average closing price of the Company's common stock for the ten trading days preceding the date of conversion. The Conversion Price for the convertible notes varies between $.075 and $.60 and in each case was equal to the market price of the Company's common stock on the date the notes were issued. In connection with the sale of certain of these notes, the Company issued warrants as an inducement to convert the notes into shares of common stock. The warrants allow the holders of the notes to acquire additional shares of the Company's common stock but are only issuable upon the conversion of the notes. The amounts raised from the sale of the notes were used to pay liabilities, purchase assets, and fund the Company's operations.

      As of February 20, 2000 notes in the principal amount of approximately $1,825,000, plus related interest, had been converted into approximately 20,218,000 shares of the Company's common stock. As a result of the conversion of these notes, the Company issued warrants to the note holders which allow the note holders to purchase approximately 7,381,000 shares of the Company's common stock at prices ranging between $.12 and $.60 per share. The warrants expire 90 days after the shares issuable upon the exercise of the options are covered by a registration statement, which has been declared effective by the Securities and Exchange Commission. As of February 20, 2000 none of the warrants had been exercised.

      If the remaining outstanding notes and accrued interest (approximately $1,976,000) were converted into shares of the Company's common stock on February 20, 2000 the Company would be required to issue approximately 16,716,000 additional shares of common stock, plus warrants for the purchase of approximately 12,484,000 additional shares of common stock. The warrants, if issued, would be exercisable at prices ranging between $.12 and $.60 per share and would expire on the later of the date the notes were converted or 90 days after the shares issuable upon the exercise of the options are covered by a registration statement which has been declared effective by the Securities and Exchange Commission.

      The Company agreed to the terms of the convertible notes since the Company was unable to obtain conventional financing due to the Company's financial condition. Notes in the principal amount of approximately $1,350,000 restrict the Note holder from short selling the Company's common stock with the intention of covering the short position with shares received from the conversion of the Note. Short selling is a practice of selling shares which are not owned by a seller with the expectation that the market price of the shares will decline in value after the sale. With the exception of the restrictions on short selling, the terms of the notes do not provide the Company or the Company's shareholders with any protection in the event of a decline in the price of the Company's common stock.

      See Part II, Item 1 of this registration statement for information concerning the convertible notes held by the Company's present and former officers and directors and the Company's principal shareholders.

      In June 2000 the Company issued 500,000 shares of its Series C Preferred stock to John Marsala in payment of $500,000 in past due convertible notes and accrued interest owed to Mr. Marsala. At the option of Mr. Marsala, each Series C preferred share may be converted into the greater of (i) 12.82 shares of the Company's common stock or (ii) the number of shares determined by dividing $1.00 by an amount equal to 90% of the average closing price of the Company's common stock for the five trading days preceding the date of conversion. For each share of common stock received upon the conversion of the Series C Preferred shares, Mr. Marsala will receive a warrant which will allow Mr. Marsala to purchase
1.0452 shares of the Company's common stock at a price of $0.12 per share at any time prior to the later of 90 days following the date the shares issuable upon the exercise of the warrant have been registered for public sale or 90 days after the conversion of the Preferred shares. The closing price of the Company's common stock was $0.27 on the date the preferred shares were issued to Mr. Marsala.

      The actual number of shares which will be issued upon the conversion of the notes which remain outstanding or the conversion of the Series C Preferred stock cannot be determined at this time and will depend upon the price of the Company's common stock at the time of conversion. The issuance of common stock upon the conversion of the notes, the exercise of the warrants, or the conversion of the Series C Preferred stock as well as future sales of such common stock or the perception that such sales could occur, could adversely affect the market price of the Company's common stock.

       If the holders of the notes or the preferred shares convert these securities at a time when the Company's common stock is declining the Company will be required to issue more shares of its common stock for any given dollar amount converted. Shares issued upon the conversion of the notes or the Series C Preferred shares will cause the Company's then outstanding shares to be diluted and as a result the Company's stock price could decline further. Any decline in the price of the Company's common stock may encourage short sales, which could place further downward pressure on the price of the Company's common stock.

       There is no limit as to the number of shares which could be issued upon the conversion of the Notes or the Series C Preferred stock nor is there any limitation as to when, or under what conditions, these securities can be converted. See Part II, Item 1, of this registration statement for information concerning the number of shares which could be issued upon conversion based on various prices.

      The Company's shareholders did not approve the terms of the convertible notes or the Series C Preferred stock. Depending upon the Company's future capital needs and available sources of capital, the Company may in the future sell convertible notes with terms similar to the notes described above to private investors.

      The Company intends to file a registration statement covering the shares issued or issuable upon the conversion of the notes and/or the exercise of the warrants and the shares issuable upon the conversion of the Series C Preferred stock.

Employees

      As of February 20, 2000 the Company had 13 full-time employees and two part time employees. Eight of the Company's employees are executive officers or work in administration. Six of the Company's executive officers serve on a full time basis and two executive officers serve on a part time basis.

      The Company's Railroad division employs twelve full time and two part time employees. The Company's railroad employees are members of the Seafarers International Union. The Company had a collective bargaining agreement with the union which expired in June 2000. The Company is currently negotiating a long-term agreement with the union. The railroad employees consist of a locomotive engineer, one general manager who is a locomotive engineer and instructor, two brakeman, two conductors and one bridgeman.

      JST has one operational manager. All other personnel used in the Company's trucking operations are subcontracted.

Item 2.     Management's Discussion and Analysis or Plan of Operations

      The following discussion contains forward-looking statements that involve a number of risks and uncertainties. While these statements represent the Company's current judgment in the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested herein. Certain factors that could cause results to differ materially from those projected in the forward-looking statements include level of freight shipments, competition, future contractual terms with landfill authorities, impact of government regulations, availability of capital to finance growth and general economic conditions.

      The following should be read in conjunction with the Company's financial statements and related notes, which are a part of this registration statement.

Balance Sheet Data
                              December 31, 1998          December 31, 1999
                              -----------------          -----------------
                                   (restated)

   Current Assets                 $ 132,938                  $  906,846
   Total Assets                   3,117,712                   5,487,046



   Current Liabilities            5,133,389                   6,619,786
   Total Liabilities              5,374,114                   7,389,425
   Temporary Equity               1,512,000                   1,512,000
   Working Capital (Deficit)     (5,000,451)                 (5,712,940)
   Stockholders' (Deficit)       (3,768,902)                 (3,414,879)

Operating Data
                                                  Years Ending December 31,
                                                1998                    1999
                                                -----------------------------
                                                (restated)         (restated)

Operating revenues                             $1,178,507         $5,146,918
Operating expenses                             (1,002,428)        (4,731,356)
Administrative
 expenses                                      (1,461,882)        (2,056,742)
Interest and other
    expenses                                     (644,229)        (3,791,532)
Extraordinary gain
 debt forgiveness                                      --            109,468
Minority interest                                      --         (   49,107)
Loss on disposition
 of equipment                                    (110,000)                --
                                            --------------         -----------

      Net loss                                $(2,040,032)        $(5,372,351)
                                              ============        ============

Results of Operations

      The Company has incurred substantial losses since it was formed. Although the Company expects to continue to incur losses until such time, if ever, as it earns net income. Management has taken many steps to improve profitability and increase revenues. Such steps include the acquisition of JST, which has increased gross profit. In addition the Company has reduced outstanding liabilities substantially which has in turn reduced interest expense. Between January 1998 and February 2000, the Company has made efforts to reduce administrative expenses by the reduction of over nine full-time employees from its workforce and has reduced operating costs through better utilization of manpower, equipment and other expense reductions.

      Prior to 1976, the New York City region benefited from significant rail freight competition. During 1976 NYCH, now a subsidiary of the Company, was transporting almost 1,000 rail cars per day across the New York City harbor.

      In 1976, Conrail was formed and became the area's exclusive rail link to the balance of the national rail network. Rail freight operations in the New York City metro area became dependent on Conrail which controlled the movement and pricing of rail freight in and around New York City.

      Conrail elected to focus on rail delivery west of the Hudson River by developing "reload centers" in northern New Jersey for reloading goods from railcars onto trucks for delivery to destinations into New York City. Conrail also routed a significant number of railcars destined for the New York City area along land based tracks north of New York City. This added 288 miles and 1-4 days to the trip rather than the three-mile trip to the Company's Greenville Yard and a forty-five minute trip across the New York City harbor. The Company believes this policy discouraged many customers from using rail altogether and led to a decline in NYCH's rail traffic.

      In January 1995 the Company's docking facility in Greenville, New Jersey required repairs resulting in the inability of the Company to move freight for a 14-week period. As a result of the failure of the docking facility, rail traffic, which would otherwise have been carried by the Company, was rerouted along track north of New York City. Much of the rail traffic which was rerouted did not return to the Company following the repair of the docking facility, resulting in a further decline in the Company's revenues during 1995 and thereafter.

      In June 1999 Norfolk Southern and CSX acquired operational control of Conrail's assets. Since then Norfolk Southern has used the Company more frequently to transport freight between New Jersey and the New York/Long Island areas. The Company also believes there is an emerging market for rail shipment of hazardous and non-hazardous waste.

      As of January 31, 2001 the Company was transporting approximately 290 railcars per month. Based upon the average rate received by the Company for each railcar transported and the Company's estimated operating expenses the Company projects that it will need to transport approximately 300 railcars per month in order to become marginally profitable.

      During the two years ending December 31, 1999 the Company recorded significant expenses as the result of the issuance of (1) common stock at below market prices, (2) options and warrants and (3) convertible debt which was convertible into shares of the Company's common stock at prices below the then prevailing market prices. These charges did not require the use of cash and were offset by corresponding credits to stockholders' equity. The amounts expensed by the Company as a result of the foregoing were:

                        Year Ended December 31,
                        1998             1999
                        ----             ----

                      $444,150      $ 3,561,923

       Restated Financial Statements. The Company restated its financial statements for 1996, 1997 and 1998 to reflect two judgments obtained against the Company prior to 1996 by the Port Authority of New York and New Jersey in the amounts of approximately $440,000 as well as the accrual of interest on the judgments at 9% per annum. The 1998 financial statements have also been restated to reverse the issuance of 12,500 shares of an amended Series B Preferred Stock issued to the Company's former president in exchange for his return of 10,000,000 common shares.

       The restatement impacted the Company's 1997 and 1998 Statements of Operations and Balance Sheets in the following manner:

                                                   1998         1997
Statements of Operations:

Net loss applicable to common stock -
   previously reported                        $(2,552,871)   $(2,462,764)

Net loss applicable to common stock -
   as restated                                 (2,040,032)    (2,512,625)

Balance sheets:

Current liabilities - previously reported     $ 4,709,164    $ 4,614,848
Current liabilities - as restated               5,133,389      4,984,724
Total liabilities - previously reported         4,949,889      4,690,643
Total liabilities - as restated                 5,374,114      5,060,519
Temporary equity - previously reported                 --             --
Temporary equity - as restated                  1,512,500             --
Accumulated deficit - previously reported      (8,115,131)    (5,562,260)
Accumulated deficit - as restated              (7,972,168)    (5,932,136)
Total stockholders' deficit - previously
  reported                                     (1,832,177)    (1,280,945)
Total stockholders' deficit - as restated      (3,768,902)    (1,650,821)

       See Note Q to the Company's financial statements for the years ended December 31, 1998 and 1997 for further information concerning this restatement.

      The Company restated its financial statements for the year ended December 31, 1999 to record the value ($2,166,923) of warrants and options issued primarily to convertible debt holders of upon the conversion of the notes and the exclusion of the first three months of JST's operations of $467,649 from revenues and expenses.

      The effect of such restatement on the Company's 1999 financial statement is as follows:

                                  As                               As
                              Reported       Adjustments       Restated

Statement of Operations
 Adjustments
   Operating revenues           $5,614,567        $467,649      $5,146,918
   Operating expenses            5,107,981        (376,625)      4,731,356
    Administrative expenses      2,147,766        ( 91,024)      2,056,742
    Loss before other (income)
      expenses                  (1,641,180)              -      (1,641,180)
  Other (income) expense        $1,624,609      $2,166,923      $3,791,532
   Net loss                     (3,205,428)      2,166,923      (5,372,351)
  Net loss per common share
      basic                    $     (0.02)     $    (0.02)     $    (0.04)

      See Note Q to the Company's financial statements for the year ended December 31, 1999 for further information concerning this restatement.

Year Ended December 31, 1999

      The components of the Company's operating revenues and expenses by business segment during the year ended December 31, 1999 were:


                                                      Railroad    Trucking

Operating revenues                                   $899,000    $4,248,000
Operating expenses                                   $929,000    $3,803,000
Gross profit                                         ($30,000)   $  445,203

      Operating revenues increased during the year ended December 31, 1999 solely due to the acquisition of JST.

       Operating expenses as a percent of operating revenues were 85% during 1998. In 1999 operating expenses increased to 91% of operating revenues due to costs associated with equipment maintenance and modernization. Operating expense from rail operations decreased by 7% in 1999 to approximately $929,000 from approximately $1,002,000 in 1998. Operating expenses increased by $3,729,000 during the year ended December 31, 1999. The increase was the result of the acquisition of JST and the inclusion of JST's operating expenses of $3,803,000 from the date of acquisition. JST's operating expenses consist of $2,089,000 in hauling fees, $1,459,000 in landfill fees and equipment and depreciation of $255,000.

       Administrative expenses increased in the year ended December 31, 1999 by $685,884. As a percentage of operating revenues, administrative expenses decreased to 38.3% for the year ended December 31, 1999 from 54.7% for the year ended December 31, 1998. Of the increase of $685,884, $324,769 comes from the operations of JST with the balance of approximately $360,000 arising from the issuance of stock for services in the amount of approximately $189,000 and the remainder from professional fees associated with the Company's registration statement on Form 10-SB and various legal matters.

      Interest expense for 1999, includes beneficial conversion expenses and the issuance of warrants and options ^ on the sale of promissory notes which were convertible into shares of the Company's common stock at prices below prevailing market rates, of $3,561,923, of which $1,076,573 was interest to related parties. See Note Q of the financial for year ended December 31, 1999 of this Registration Statement for further information.

       Recent consolidation in the trucking industry has resulted in reduced transportation rates. In addition, increased fuel prices, lack of experienced drivers and insurance costs have all affected JST's results of operations. Overall, profits generated by JST have decreased over the past twelve months. Historically, this is a cyclical pattern. Many waste haulers enter the market, reduce rates and then go out of business. Rates then eventually return to profitable levels.

Year ended December 31, 1998

      During 1998 operating revenues decreased by approximately $157,000 from the prior year due to the loss of two customers which used the Company to ship municipal solid waste and sludge.

       Operating expenses as a percent of operating revenues were 92% during 1997. In 1998 operating expenses decreased to 85% of operating revenues due to more efficient utilization of equipment and manpower.

       Administrative expenses decreased in the year ended December 31, 1998 by $140,771. As a percentage of operating revenues, administrative expenses increased to 124% for the year ended December 31, 1998 from 120% for the year ended December 31, 1997. The decrease of $140,771, results from the reduction of common stock and option issued for services and other non-cash charges of $310,127 in 1997 to $138,908 in 1998, offset by a slight increase in professional fees in 1998.

      Interest expense for 1998, includes beneficial conversion expenses and the issuance of warrants and options ^ on the sale of promissory notes which were convertible into shares of the Company's common stock at prices below prevailing market rates, of $444,150, of which $321,855 was interest to related parties.

      The loss on disposition of equipment represents the confiscation of one tugboat and the sale of a second tugboat for a minimal amount due to the Company's inability to maintain the vessel. Following the sale of this tugboat the Company has used tugboats provided by independent third parties. As of September 30, 2000 the amounts paid by the Company to third parties for the use of tugboats have been less than the costs which would have been incurred had the Company operated its own tugboats. In addition, the Company retired a locomotive and used its parts to service the Company's other locomotives.

Liquidity and Capital Resources

      As of December 31, 1999 the Company had the following liabilities:

      Convertible notes                           $1,965,691
      Accounts payable and accrued expenses       $3,653,275
      Notes payable                               $1,247,535
      Payroll taxes payable                       $  379,567

      Accounts payable and accrued liabilities include $470,991 owed for accrued interest on convertible notes and for accrued legal fees. A majority of the legal fees are payable through options granted to the respective law firms. The Company anticipates that most of the accrued interest and legal fees will be satisfied through the exercise of said conversion features.

      Accounts payable and accrued expenses include a perfected judgment by the Port Authority of New York and New Jersey ("PANYNJ") in the amount of approximately $708,500 including interest. The Company is currently negotiating with the PANYNJ for a long-term payout. Management is confident such an agreement will be reached in the future and that such settlement amount will be able to be paid from operational cash flow from new business opportunities.

      Accounts payable and accrued expenses include $344,487 to a former customer for advances and accrued tug boat charges. Management has been negotiating a settlement in exchange for shares of common stock and anticipates a resolution in the future.

      The Company has an accrual for payroll taxes payable in the amount of $710,000 ($330,000 of which is included in accrued expenses). The dispute regarding the payroll taxes stems from 1996 and prior, when the Company was first delinquent in payment of such taxes. The past due taxes then had interest and penalties applied. Subsequently, the Company began paying its payroll taxes, however these payments were applied to the past due amounts, causing penalties and interest to be imposed on the current liability. If properly applied only interest would have been charged on the older past due taxes. This misapplication continued until 1998 when the Company was successful in obtaining relief for a portion of this misapplication. The Company received a refund in 1999. The Company feels they are still due a substantial refund for past misapplied payments and expects that the final settlement will be substantially less than amount which it has accrued.

         Accounts payable and accrued expenses also include approximately $725,000 for accrued real estate taxes. The City of New York has billed the Company in excess of $3,200,000 for property taxes dating back to 1984. The Company claims that the tax assessments are for the most part erroneous because they relate either to real property that the Company does not own or lease, or to property which is not subject to the real property tax. The Company further claims that New York City taxing authorities have assessed taxes based on flawed valuations, resulting in substantial overcharges. The New York State Board of Equalization and Assessment has proposed significant reductions to these valuations, subject to the approval of the New York City Corporation Counsel. Management expects, but cannot give assurance, that the outstanding liabilities will be settled for a lesser amount. Pending a settlement of the tax arrears, the Company has recorded a liability on its books of $428,700 for these real estate taxes. Based upon recent discussions the Company has had with local taxing authorities, the Company believes that its liability for real estate taxes can be settled for approximately $150,000. As of March 15, 2001 this dispute has not yet been settled. The State of New Jersey has assessed the Company approximately $63,000 per year since 1996 for real estate taxes. The Company believes that the assessment is incorrect and the proper tax should be approximately $17,000 annually. Pending a settlement, the Company has recorded a liability on its books of approximately $296,300 for these real estate taxes. The Company is working to resolve this dispute.

       The Company is currently negotiating with vendors, federal and state taxing authorities and the holders of several material obligations, whereby management is confident that settlement of these amounts will be significantly less than the amounts currently recognized on the Company's books. Absent resolution of these matters and assuming the agencies, vendors and taxing authorities fully prevail in court proceedings, monetary damages could approximate $5,500,000, but management currently anticipate that these matters will be amicably resolved at a comparatively insignificant sum and further believes absent of satisfactory resolution it would ultimately prevail in the judicial process.

       Long-range plans considered by management include application for low interest loans through the Federal Rail Administration ("FRA") for short-line railroad's and grants from New York and New Jersey State Department of Transportation.

      During the year ended December 31, 1999 the Company's operations used approximately $1,582,800 of cash. In order to fund its operating losses, the Company sold shares of its common stock and convertible notes in private offerings.

       The Company has needed to fund its working capital deficit. The Company has raised these funds though issuance of floating rate convertible debentures. The Company agreed to the terms of the convertible notes because the Company was unable to obtain conventional financing due to the Company's financial condition.

      The actual number of shares which will be issued upon the conversion of the notes which remain outstanding cannot be determined at this time and will depend upon the price of the Company's common stock at the time of conversion. The issuance of common stock upon the conversion of these notes or the exercise of the warrants, as well as future sales of such common stock or the perception that such sales could occur, could adversely affect the market price of the Company's common stock.

              If the holders of the notes convert these securities at a time when the Company's common stock is declining the Company will be required to issue more shares of its common stock for any given dollar amount converted. Shares issued upon the conversion of the will cause the Company's then outstanding shares to be diluted and as a result the Company's stock price could decline further.

             There is no limit as to the number of shares, which could be issued upon the conversion of the Notes nor is there any limitation as to when, or under what conditions, these securities can be converted.

       See Part I, Item 1 of this registration statement for information concerning the Company's convertible notes. Subsequent to December 31, 1999, notes in the principal amount of approximately $1,022,861, plus accrued interest, were converted into shares of the Company's common stock. The Company believes that all or substantially all of the remaining notes and warrants outstanding will be converted into shares of the Company's common stock.

The Company's anticipated capital needs during the year ending December 31, 2000 are:

      Operating Losses                            $200,000
      Payment of trade payables and accrued
      liabilities                                 $300,000
      Repairs to Bush and Greenville terminals    $200,000
      Repairs to locomotives and car floats       $150,000
      Payroll taxes, real estate
      taxes related interest
      and penalties                               $750,000

      The Company expects that any additional tractors or trailers required by JST can be acquired through capital leases or similar types of equipment financing. JST has been able to arrange these types of financing since January of 2000.

      The Company rail operations do not have any available credit, bank financing or other external sources of liquidity. Due to historical operating losses, the Company's rail operations have not been a source of liquidity. Until such time as the Company becomes profitable, the Company's continued operations will depend upon the availability of additional funding. In order to obtain capital, the Company may need to sell additional shares of its common stock or borrow funds from private lenders. There can be no assurance that the Company will be able to obtain additional funding, if needed, or, if available, on terms satisfactory to the Company. There can be no assurance that the Company will be able to generate sufficient revenues to be profitable. Additionally, there are administrative remedies available to the Company's creditors including, but not limited to, judgments, liens and levies, which can be placed on the Company's bank accounts. Historically, these remedies have been used by the creditors of the Company and have resulted in additional cash flow hardships for the Company. There can be no assurance that these remedies may not be used in the future.

      The Company expects that it will be able to meet all its routine working capital needs and operational costs from new business created based on customer demand during the current year. The Company's two largest expenditures in its rail operations are towing and manpower. By utilizing its larger car float the Company can greatly reduce these two expenditures. The third largest expense is per diem car hire. The per diem car hire expenses are the rental charges that the owners of rail cars charge railroads. Rents are charged to the Company after the first day for cars destined for immediate transfer to other railroads, and five days for cars which are destined for loading by the local customers of the Company. The largest local customers of the Company's are its cocoa customers. In the past these per diem car hire charges have amounted to 10% of the Company's revenue. The Company has renegotiated the rate for local customers whereas the rents now begin five days after the cars are loaded not received. This change will greatly reduce the fees the Company will be charged.

Item 3. Description of Property.

      See Item 1 of this registration statement for information concerning the property owned by the Company. See Note B to the Company's financial statements for the year ending December 31, 1999 for information concerning the terms of the leases pertaining to property leased to the Company.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

      The following table identifies as of February 20, 2000 the ownership of Common Stock by (i) each person or entity known by the Company to be the beneficial owner of more than five percent of the Company's common stock, (ii) each director and executive director of the Company and (iii) all the directors and executive officers of the Company as a group.
Unless otherwise indicated, all shares are owned of record.

      The first table shows the shares owned by the foregoing persons without giving effect to the exercise of option or warrants or the conversion of notes and other securities (collectively referred to as the "derivative securities") of the Company. The second table shows the shares which would be owned by the foregoing persons assuming the issuance of shares of the Company's common stock upon the exercise or conversion of all derivative securities.

Share Ownership Assuming No Exercise or Conversion of Derivative Securities

                                  Shares of
Name                             Common Stock          Percent of Class

W. Robert Bentley                      --                    --

Ira A. Levy                            --                    --

Darryl Caplan                      1,188,414                 *

Irene Bodkin                         125,986                 *

Donald P. Boehm                      475,986                 *

Ronald Kuzon                           --                    --

Sabato Catucci                         --                    --

Robert R. Crawford                 8,909,279                 7.3%

Arline C. Crawford                 6,227,582                 4%

R. Bruce Crawford                 10,400,689                 6.7%

Estate of A. S. Daniels (1)        4,154,944                 3%

Citrus Springs Trust (1)          31,199,786                20.1%

All Officers and Directors
  as a Group (7 persons)           1,790,386                 1.1%

Share Ownership Assuming Exercise or Conversion of all Derivative Securities

                                Shares of
Name                          Common Stock         Percent of Class

W. Robert Bentley                    --                   --

Ira A. Levy                          --                   --

Darryl Caplan                 2,010,000(2)                *

Irene Bodkin                    125,986                   *

Donald P. Boehm                 475,986                   *

Ronald Kuzon                         --                   --

Sabato Catucci                       --                   --

Robert R. Crawford            9,520,101                  5.4%

Arline C. Crawford            9,994,000                  4.5%

R. Bruce Crawford            10,400,689                  4.8%

Estate of A. S. Daniels (1)   4,154,944                  2.1%

Citrus Springs Trust (1)     31,651,270                 14.5%

John Marsala                 15,241,864                  6.9%

Steven Hirsch                13,651,220 (3)              6.2%

All Officers and Directors
  as a Group (7 persons)      2,611,954                  1.2%

 (*) Less than 1%

(1) Arline C. Crawford is the executrix of the estate of A.S. Daniels and the Citrus Springs Trust and is therefore considered to be the beneficial owner of these shares.
(2) Includes options held by Mr. Caplan's law firm.
(3) Includes shares of common stock issuable upon the conversion of derivative securities held by CCC Financial, Inc. and the Hi-Tel Group, Inc., corporations controlled by Mr. Hirsch.

Item 5. Directors, Executive Officers, Promoters and Control Persons

      Set forth below is certain information concerning the management of the
Company:

      Name                Age       Position

      W. Robert Bentley   56       President and a Director
      Ira A. Levy         39       Vice President of Finance, Chief Financial
                                   Officer and a Director
      Darryl Caplan       38       VP of Corporate Affairs & Director
      Irene Bodkin        50       Director
      Donald Boehm        74       Director
      Ronald Kuzon        54       Director
      Sabato Catucci      61       Director, Chairman of the Board

      W. Robert Bentley has been the President of the Company since January 1999 and a Director of the Company since March 1998. Mr. Bentley has also been the President of NYCH since January 1998. From 1983 until joining the Company, Mr. Bentley had served as President of the Massachusetts Central Railroad (MassCentral). Mr. Bentley graduated from the University of Connecticut with a B.S. in Mechanical Engineering.

      Ira Levy has been an officer and a director of the Company since May 1999. Prior to joining the Company, Mr. Levy was a partner at Goldenberg Rosenthal, where he was employed for 15 years. Prior to his tenure at Goldenberg Rosenthal, he was a senior auditor at Arthur Anderson & Co.

      Darryl Caplan has been an officer and director of the Company since August 1999. Mr. Caplan has been an attorney in private practice since 1986. Mr. Caplan is a graduate of Rutgers University and a member of the New Jersey Bar.

      Irene Bodkin has been a director of the Company since June l996. Ms.Bodkin has been an advisor to NYRR since February 1994 and a director of NYRR since October 1995. Since 1990, Ms. Bodkin has been an accountant in private practice.

      Donald P. Boehm has been a director of the Company since March 1998. Since 1970, Mr. Boehm has been the Chief Executive Officer of Connelly Industries, Inc., an investment banker in the fields of marine technology, petrochemical technology and real estate agricultural development. Prior to 1970, Mr. Boehm was President of marine shipyard corporations building marine vessels for the U.S. Navy and various private parties.

      Ronald Kuzon has been a director of the Company since June 1999. Mr. Kuzon is a successful entrepreneur and he has an extensive background in business negotiations. For the past 5 years Mr. Kuzon has been the General Partner for Sterling Capital, a private Merchant/Investment Banking company. He is a graduate of Boston College Law School and is a member of the Massachusetts Bar.

      Sabato Catucci has been a director of the Company since July 1999. Mr. Catucci serves as the Chairman of the Company's Board of Directors. Mr.Catucci is the founder of American Warehousing and American Stevedoring ("American") and has been American's Chief Executive Officer since 1965. American currently runs for the City of New York and The Port Authority of NY/NJ, the Redhook Marine Terminal as well as the majority of the piers on the Brooklyn waterfront.

      Ira Levy and Ronald Kuzon were appointed directors at the request of CCC Financial, Inc. See Part I, Item 1 of this Registration Statement for information concerning the loan agreement between the Company and CCC Financial, Inc.


Advisory Committee

      The Company has an Advisory Committee, which is comprised of the following persons:

      Anthony Riccio has been the Vice President of the Harlem River intermodal rail yard since 1990. From 1988 to 1989 Mr. Riccio served as Commissioner of the Department of Ports & International Trade, the predecessor to today's New York City Economic Development Corporation (NYC/EDC). The NYC/EDC guides and overseas policies relating to intermodal rail freight for the City of New York.

      Dominick Massa for the past 5 years has been the property manager for the Bush Terminal on which the Company operates in Brooklyn, NY, but which is owned by the New York City Economic Development Corporation. Mr. Massa also serves on the Cross Harbor Major Investment Study (MIS) Advisory Committee.

Change in Management

      Beginning in November 1998 the management of the Company changed. The following provides certain information concerning the dates of service of the former and present management of the Company.

                                                                Periods of
Name                     Position                                Service
-----                    --------                              -----------

Robert Crawford      President, Treasurer and a Director      10/95 to 11/98

Arline Crawford      Vice President of Operations, Secretary
                     and a Director                            10/95 to 7/99

Bruce Crawford       Assistant Secretary, Assistant Treasurer
                     and a Director                             4/99 to 7/99

W. Robert Bentley    Director                                   3/98 to 9/00

W. Robert Bentley    President                                 12/98 to 9/00

Irene Bodkin         Director                                  10/95 to 6/00

Donald Boehm         Director                                   3/98 to 5/00

Ira Levy             Chief Financial Officer                    5/99 to 6/00

Darryl Caplan        Vice President of Corporate Affairs
                     and a Director                               Since 8/99

Ronald Kuzon         Director                                   6/99 to 2/00

Sabato Catucci       Director, Chairman of the Board             Since 7/99


      As of January 1, 1998 Robert Crawford was the Company's President, Treasurer and a director. In November 1998 Mr. Crawford resigned from the Company citing health and family reasons. He and his family moved to
Mississippi. Following Mr. Crawford's resignation, W. Robert Bentley was appointed the Company's President. During 1998 Arline Crawford, the wife of Robert Crawford, was the Company's Vice President of Operations, Secretary and a director. Mrs. Crawford resigned as an officer and director in July 1999. During 1998 Bruce Crawford, the son of Robert and Arline Crawford, was the Company's Assistant Secretary, Assistant Treasurer and a director. In July 1999 Bruce Crawford resigned from the Company. During 1999 Ira Levy, Darryl Caplan, Ronald Kuzon and Sabato Catucci became officers and/or directors of the Company.


Item 6.  Executive Compensation.

      The following table sets forth in summary form the compensation received by (i) the Chief Executive Officer of the Company and (ii) by each other executive officer of the Company who received in excess of $100,000 during the fiscal years indicated.

                                            Other Annual  Restricted    Options
    Name and         Fiscal Salary  Bonus   Compensation  Stock Awards  Granted
Principal Position    Year   (1)     (2)        (3)           (4)         (5)
Robert Crawford,      1998    --      --         --         --            --
President and Chief   1997  $45,000   --         --         --            --
Executive Officer     1996    --      --         --      $42,500          --
Prior to December 1998

W. Robert Bentley,    1999  $75,000   --      $15,200       --          $34,000
President from        1998  $75,000   --      $15,200       --            --
January 1999 to       1997     --     --         --         --            --
September 2000

(1)The dollar value of base salary (cash and non-cash) received. Amounts include the compensation paid by the Company's subsidiaries.
(2) The dollar value of bonus (cash and non-cash) received.
(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amounts in the table represents housing and automobile allowances.
(4) Amounts reflect the value of the shares of the Company's common stock issued as compensation for services. In August 1996, the Company issued 1,000,000 shares of common stock to Robert Crawford, then the Company's President and Treasurer, in consideration for services rendered. The shares were valued at $42,500 at the time of issuance.
(5)  Black-Scholes value of 500,000 options granted to Mr. Bentley in January
     1999.

The table below shows the beneficial number of shares of the Company's Common Stock owned by the officers listed above, and the value of such shares as of February 20,2000 ($0.405).

              Name                  Shares               Value

      Robert Crawford            9,520,101           $3,855,641
      W. Robert Bentley              --                   --


      The following shows the amount which the Company expects to pay to its executive officers during the year ending December 31, 2000, and the time which the Company's executive officers plan to devote to the Company's business.

                                 Proposed          Time to be Devoted
        Name                  Compensation      To Company's Business

W. Robert Bentley               $75,000                   100%
Ira Levy                        $37,500                    50%
Darryl Caplan                     (1)                      (1)

(1) The Company does not expect to compensate Mr. Caplan for acting as an officer and director of the Company. However, Mr. Caplan's law firm provides legal services to the Company. See Part I, Item 7 of this Registration Statement for information concerning the compensation paid to Mr. Caplan's law firm.

      The Company's Board of Directors may increase the compensation paid to the Company's officers depending upon the results of the Company's future operations.


Employment Contracts

      W. Robert Bentley has an employment contract with the Company whereby Mr. Bentley is employed as the President of the Company's subsidiary, New York Cross Harbor Railroad ("NYCH"), until January 5, 2001 at an annual salary of $75,000 per year. The employment agreement also provides that Mr. Bentley will be provided with health insurance, a company vehicle, four weeks of paid vacation per year, and 1,000,000 shares of the Company's common stock. As of February 20, 2000 the 1,000,000 shares of the Company's common stock have not been issued. During 1998 and 1999 Mr. Bentley also received a housing allowance of $8,400 which is payable annually at the discretion of the Company.

Options Granted

      The following tables set forth information concerning the options granted, during the fiscal year ended December 31, 1999 and the period ending February 20, 2000, to the persons who served as the Company's executive officers and directors during these periods, and the value as of February 20, 2000 ($0.405) of all unexercised options (regardless of when granted) held by these persons. The options listed below were not granted pursuant to the Company's incentive or non-qualified stock option plans. The options in the table exclude shares issuable upon conversion of notes and exercise of warrants held by the persons named in the table. See Part II, Item 1 of this Registration Statement.

                                         % of Total
                                       Options Granted to  Exercise
                   Date of    Options    Employees in      Price Per  Expiration
Name                Grant    Granted (#)  Fiscal Year      Share         Date

W. Robert Bentley  1/01/99    500,000          25%          $0.12        1/2001
Darryl Caplan (2)  9/28/99    500,000          25%          $0.40        9/2000
Robert Crawford    1/01/99    500,000          25%          $0.12        1/2001
Arline Crawford    1/01/99    500,000          25%          $0.12        1/2001

      Options were issued to Mr. Caplan's law firm for past and future legal services. The exercise price for the options is $0.40 per share or 90% of the average closing price of the Company's common stock for the ten trading days preceding the date of exercise.

Option Exercises and Option Values

                                       Number of Securities
                                     Underlying Unexercised Value of Unexercised
                                      In-the-Money Options  In-the-Money Options
                 Shares               at February 20, 2000  at February 20, 2000
               Acquired on    Value        Exercisable/         Exercisable/
Name           Exercise (1) Realized (2) Unexercisable (3)    (Unexercisable (4)

W. Robert Bentley      --           --     500,000/--          $142,500/--
Darryl Caplan     300,000      $27,000     200,000/--         $  1,000/--
Robert Crawford        --           --     500,000/--          $142,500/--
Arline Crawford        --           --     500,000/--          $142,500/--

(1) The number of shares of common stock received upon exercise of options during the fiscal year ended December 31, 1999 and the period ending February 20, 2000. Excludes shares issuable upon conversion of notes and exercise of warrants held by the persons named in the table. See Part II,
     Item 1 of this Registration Statement.
(2) With respect to options exercised during the Company's fiscal year December 31, 1999 and the period ending February 20, 2000 the dollar value of the difference between the option exercise price and the market value of the option shares purchased on the date of the exercise of the options.
(3) The total number of unexercised options held as of February 20, 2000, separated between those options that were exercisable and those options that were not exercisable.
(4) For all unexercised options held as of February 20, 2000, the excess of the market value of the stock underlying those options (as of February 20, 2000) and the exercise price of the option.

Long Term Incentive Plans - Awards in Last Fiscal Year

      None.

Employee Pension, Profit Sharing or Other Retirement Plans

      Except as provided in the Company's employment agreements with its executive officers, the Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

Compensation of Directors

      At present the Company does not pay its directors for attending meetings of the Board of Directors, although the Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

      Except as disclosed elsewhere in this report, no director of the Company received any form of compensation from the Company during the year ended December 31, 1999.

Stock Option and Bonus Plans.

      The Company has an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan and a Stock Bonus Plan. A summary description of these Plans follows. In some cases these Plans are collectively referred to as the "Plans".

Incentive Stock Option Plan.

      The Incentive Stock Option Plan collectively authorizes the issuance of up to 2,000,000 shares of the Company's Common Stock to persons that exercise options granted pursuant to the Plan. Only Company employees may be granted options pursuant to the Incentive Stock Option Plan.

      To be classified as incentive stock options under the Internal Revenue Code, options granted pursuant to the Plans must be exercised prior to the following dates:

      (a) The expiration of three months after the date on which an option holder's employment by the Company is terminated (except if such termination is due to death or permanent and total disability);

      (b) The expiration of 12 months after the date on which an option holder's employment by the Company is terminated, if such termination is due to the Employee's permanent and total disability;

      (c) In the event of an option holder's death while in the employ of the Company, his executors or administrators may exercise, within three months following the date of his death, the option as to any of the shares not previously exercised;

      The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options, which are first exercisable in any calendar year, may not exceed $100,000.

      Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than 10% of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant. Any other option granted pursuant to the Plan may not be exercisable by its terms after ten years from the date of grant.

      The purchase price per share of Common Stock purchasable under an option is determined by the Committee but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or 110% of the fair market value in the case of a person owning more than 10% of the Company's outstanding shares).

Non-Qualified Stock Option Plan.

      The Non-Qualified Stock Option Plan authorizes the issuance of up to 2,000,000 shares of the Company's Common Stock to persons that exercise options granted pursuant to the Plans. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plans, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of the Company's Common Stock on the date the option is granted.

Stock Bonus Plan.

      Up to 1,000,000 shares of Common Stock may be granted under the Stock Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares, provided however that bona fide services must be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

Other Information Regarding the Plans.

      The Plans are administered by the Company's Compensation Committee ("the Committee"), each member of which is a director of the Company. The members of the Committee were selected by the Company's Board of Directors and serve for a one-year tenure and until their successors are elected. As of September 30, 2000 the Compensation Committee was made up of Joel Marcus, Darryl Caplan and Sal Catucci. A member of the Committee may be removed at any time by action of the Board of Directors. Any vacancies, which may occur on the Committee, will be filled by the Board of Directors. The Committee is vested with the authority to interpret the provisions of the Plans and supervise the administration of the Plans. In addition, the Committee is empowered to select those persons to whom shares or options are to be granted, to determine the number of shares subject to each grant of a stock bonus or an option and to determine when, and upon what conditions, shares or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

      In the discretion of the Committee, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Committee may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any shares issued pursuant to the Stock Bonus Plan and any options granted pursuant to the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Committee administering the Plan at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a non-employee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any shares or options not fully vested will be forfeited and cancelled. At the discretion of the Committee, payment for the shares of Common Stock underlying options may be paid through the delivery of shares of the Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Committee.

      Options are generally non-transferable except upon death of the option holder. Shares issued pursuant to the Stock Bonus Plan will generally not be transferable until the person receiving the shares satisfies the vesting requirements imposed by the Committee when the shares were issued.

      The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner they deem appropriate, provided that such amendment, termination or suspension will not adversely affect rights or obligations with respect to shares or options previously granted. The Board of Directors may not, without shareholder approval: make any amendment, which would materially modify the eligibility requirements for the Plans; increase or decrease the total number of shares of Common Stock which may be issued pursuant to the Plans except in the case of a reclassification of the Company's capital stock or a consolidation or merger of the Company; reduce the minimum option price per share; extend the period for granting options; or materially increase in any other way the benefits accruing to employees who are eligible to participate in the Plans.

Summary.

      The following sets forth certain information, as of February 20, 2000 concerning the stock options and stock bonuses granted by the Company. Each option represents the right to purchase one share of the Company's common stock.


                                       Total Shares
                           Shares      Reserved for    Shares       Remaining
                           Reserved    Outstanding    Issued as  Options/Shares
Name of Plan              Under Plans    Options     Stock Bonus   Under Plans
- ------------              -----------  ------------  ----------- -------------

Incentive Stock
   Option Plan             2,000,000        0          N/A           2,000,000
Non-Qualified Stock
   Option Plan             2,000,000        0          N/A           2,000,000

Stock Bonus Plan           1,000,000       --           0            1,000,000

Item 7. Certain Relationships and Related Transactions

      In April 1999, the Company acquired, in an arm's length transaction, a 51% interest in JS Transportation, Inc. ("JST"). JST is a short haul regional trucking company. JST was formed in November 1998 by Todd Sage, the present general manager of JST, Darryl Caplan (who became an officer and director of the Company in August 1999) and by John Marsala and Steven Hirsch, two of the Company's shareholders. See Part I, Item 1 of this registration statement for additional information concerning JST. The following table sets forth certain additional information concerning the acquisition of JST.

                 Shares of
                Company's      Cost of JST Shares   Remaining
               common stock   Exchanged for Shares  percentage
                received for     of Company's        interest     Position
Name           shares of JST      common stock        in JST      with JST
- ----           -------------  -----------------   -------------   --------

Todd Sage      1,500,000          $180,000          14.7%        General Manager
Darryl Caplan    983,425          $115,000           9.6%        None
John Marsala   1,777,371          $207,843          17.4%        None
Steven Hirsch    739,204          $ 86,441            (1)        None

(1) Subsequent to the Company's acquisition of JST, Steven Hirsch sold his remaining interest in JST to an unrelated third party.

      See Part II, Item 1 of this registration statement for information concerning:

o options granted to the Company's former and present officers and directors, and

o shares of the Company's common stock issuable upon the conversion of certain promissory notes, the exercise of warrants, and upon the conversion of the Company's Series C Preferred stock.

Item 8. Description of Securities

Common Stock

      The Company is authorized to issue 200,000,000 shares of Common Stock (the "Common Stock"). As of February 20, 2000 the Company had 163,064,984 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed and the holders of a majority of the outstanding Common Stock can elect all directors.

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid in the foreseeable future.

      Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable and all of the shares of Common stock offered hereby will be, upon issuance, fully paid and non-assessable.

Preferred Stock

      The Company is authorized to issue up to 1,000,000 shares of Preferred Stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Delaware statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

      In November 1996 the Company's Board of Directors established the Company's Series A Preferred Stock. Each Series A Preferred Share was convertible into 2,785 shares of common stock. Subsequent to November 1996 the Company sold 1,000 shares of its Series A Preferred Stock to an unrelated third party for $25,000. As of February 20, 2000 all shares of the Series A Preferred Stock had been converted into 2,785,000 shares of common stock. No dividends were ever declared or paid on the Series A Preferred stock.

      In February 1997 the Company's Board of Directors established the Company's Series B Preferred Stock. Annual dividends of $9.00 per share payable annually out of legally available funds; unpaid dividends to be cumulative. Dividends are due only if declared. Each share of the Series B Preferred Stock was convertible into 1,100 shares of Common Stock. Subsequent to February 1997 the Company sold 4,846 Series B preferred shares to two persons for $484,600. As of February 20, 2000 all Series B Preferred shares, plus accrued dividends, hadbeen converted into 5,381,655 shares of the Company's common stock.

      In December 1999, the Board of Directors established the Company's Series C Preferred Stock. In June 2000 the Company issued 500,000 shares of its Series C Preferred stock to John Marsala in payment of $500,000 in past due convertible notes and accrued interest owed to Mr. Marsala. Each share of Series C Preferred Stock is entitled to an annual dividend of $0.10 per share, commencing June 2000. Dividends not declared by the Board of Directors cumulate and accrue interest at 10% per annum. Upon any liquidation or dissolution of the Company, each outstanding Series C Preferred share is entitled to a distribution of $1.20 per share (plus any unpaid dividends) prior to any distribution to the holders of the Company's common stock. At the option of Mr. Marsala, each Series C Preferred share may be converted into the greater of (i) 12.82 shares of the Company's common stock or (ii) the number of shares determined by dividing $1.00 by an amount equal to 90% of the average closing price of the Company's common stock for the five trading days preceding the date of conversion. For each share of common stock received upon the conversion of the Series C Preferred shares, Mr. Marsala will receive a warrant which will allow Mr. Marsala to purchase
1.0452 shares of the Company's common stock at a price of $0.12 per share at any time prior to the later of 90 days following the date the shares issuable upon the exercise of the warrant have been registered for public sale or 90 days after the conversion of the Preferred shares. Each Series C Preferred share is entitled to 300 votes on any matter presented to the Company's shareholders. As of January 31, 2001, none of the Series C Preferred shares had been converted into shares of common stock.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

      As of February 20, 2000, there were approximately 10,000 beneficial owners of the Company's Common Stock including 1,200 of record on the books of the Company's transfer agent.

  The Company's common stock is traded on the OTC Bulletin Board. Set forth below is the range of high and low bid quotations for the periods indicated as reported by the National Association of Securities Dealers, Inc. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

   Quarter Ending                   High      Low

   March 31, 1997                   $0.19     $0.13
   June 30, 1997                     0.26      0.13
   September 30, 1997                0.19      0.09
   December 31, 1997                 0.14      0.06

   March 31, 1998                   $0.23     $0.06
   June 30, 1998                     0.45      0.17
   September 30, 1998                0.25      0.16
   December 31, 1998                 0.22      0.11

   March 31, 1999                   $0.195    $0.10
   June 30, 1999                     1.78      0.132
   September 30, 1999                0.84      0.42
   December 31, 1999                 0.68      0.37

   March 31, 2000                   $0.63     $0.22
   June 30, 2000                     0.49      0.24
   September 30, 2000                0.32      0.155
   December 31, 2000                 0.22      0.091


   Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends on its common stock and the Company does not have any current plans to pay any common stock dividends.

   The provisions in the Company's Certificate of Incorporation relating to the Company's Preferred Stock would allow the Company's directors to issue Preferred Stock with rights to multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's common stock. The issuance of Preferred Stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

Issuance of Additional Shares

   As of February 20, 2000, the Company had 163,064,984 shares of common stock issued and outstanding. The following table lists additional shares of the Company's common stock be issued as the result of the exercise of outstanding options, warrants or the conversion of other securities issued by the Company.



                                               Number of Shares  Note Reference

Shares outstanding as of February 20, 2000 (1)    163,064,984

Shares issuable to officer and director             1,000,000          A

Shares issuable upon conversion of notes and exercise of warrants sold in private offerings, based upon the lower of the Conversion Price or 90% of market price of the Company's common stock on

February 20,2000 ($0.405 per share).              36,581,000           B

Shares issuable upon exercise of options
granted to current and former officers and
employees                                          1,700,000           C

Shares issuable upon the exercise of options
granted to financial consultant                    1,900,000           D

Shares issuable upon exercise of
options held by other third parties                  500,000           E

A. W. Robert Bentley has an employment contract with the Company whereby Mr. Bentley is employed as the President of the Company's subsidiary, New York Cross Harbor Railroad, until January 5, 2001 at an annual salary of $75,000 per year. The employment agreement provides in part that Mr. Bentley will receive 1,000,000 shares of the Company's common stock. As of February 20, 2000 the 1,000,000 shares of the Company's common stock have not been issued to Mr. Bentley.

B      Between April 1997 and February 20, 2000, the Company sold convertible notes in the principal amount of approximately $3,802,000 to various private investors. The notes bear interest at 10% per year and are due and payable between April and May 2000. At the option of the note holder, each note, plus any accrued interest, may be converted into shares of the Company's common stock at the lower of the Conversion Price or 90% of the average closing price of the Company's common stock for the ten trading days preceding the date of conversion. The Conversion Price for the convertible notes varies between $.075 and $.60 and in each case was equal to the market price of the Company's common stock on the date the notes were issued. In connection with the sale of certain of these notes, the Company issued warrants as an inducement to convert the notes into shares of common stock. The warrants allow the holders of the notes to acquire additional shares of the Company's common stock but are only issuable upon the conversion of the notes. The amounts raised from the sale of the notes were used to pay liabilities, purchase assets, and fund the Company's operations.

     As of February 20, 2000 notes in the principal amount of approximately $1,825,000, plus related interest, had been converted into approximately 20,218,000 shares of the Company's common stock. As a result of the conversion of these notes, the Company issued warrants to the note holders which allow the note holders to purchase approximately 7,381,000 shares of the Company's common stock at prices ranging between $.12 and $.60 per share. The warrants expire 90 days after the shares issuable upon the exercise of the options are covered by a registration statement, which has been declared effective by the Securities and Exchange Commission. As of February 20, 2000 none of the warrants had been exercised.

      If the remaining outstanding notes and accrued interest (approximately $1,976,000) were converted into shares of the Company's common stock on February 20, 2000 the Company would be required to issue approximately 16,716,000 additional shares of common stock, plus warrants for the purchase of approximately 12,484,000 additional shares of common stock. The warrants, if issued, would be exercisable at prices ranging between $.12 and $.60 per share and would expire on the later of the date the notes were converted or 90 days after the shares issuable upon the exercise of the options are covered by a registration statement which has been declared effective by the Securities and Exchange Commission.

C. Options are held by present and former officers and directors of the Company. The options may be exercised at prices ranging between $0.12 and $0.40 per share and expire at various dates between September 2000 and January 2001. All options are currently exercisable. Includes options held by Darryl Caplan's law firm. See Part I, Item 6 of this report for further information concerning these options.

D. The options were issued to Anthony Ricco and Dominic Massa, who are members of the Company's Advisory Committee, for providing consulting services to the Company in the areas of railroad business development and governmental relations. The options are exercisable at a price of $0.40 per share and expire on August 14, 2001. Options for the purchase of 500,000 shares are presently exercisable. Options for the purchase of the remaining 1,400,000 shares may only be exercised in the event the consultants are successful in obtaining certain agreements from connecting railroads, the City of New York and other third parties which agreements would increase rail traffic and otherwise benefit the Company's railroad operations.

E. Options are held by a public relations consultant. Options for the purchase of 250,000 shares are exercisable at a price of $0.68 per share. Options for the purchase of 250,000 shares are exercisable at a price of $0.85 per share. The options expire on February 28, 2000.

   The Company's authorized capitalization is 200,000,000 shares of common stock. The Company plans to increase its authorized capital so as allow for the issuance of the additional shares of common stock described above.

The following table shows: (A) the amount of note principal and accrued interest converted into shares of the Company's common stock prior to February 20, 2000
(B) the amount of shares of common stock issued upon the conversion of the notes per, column "A" of the table (C) the balance of principal on convertible notes held by former and present officers and directors of the Company and by those shareholders who are the beneficial owners of more than 5% of the Company's common stock as of February 20, 2000, and (D) the approximate number of shares of the Company's common stock, which could be issued upon the conversion of the outstanding notes in Column "C" of the table, and (E) the approximate number of shares of the Company's common stock, which could be issued upon the exercise of all warrants held and those warrants which would be issued upon conversion of all the outstanding notes listed in column "C". The table uses the lower of the conversion price of the respective note or the market price of the Company's common stock of $0.15 per share for purposes of computing the shares issuable upon the conversion of the notes, as well as the shares issuable upon the exercise of warrants issued upon the conversion of the notes.


                               Shares of        Balance of
                   Amount     Common Stock     Principle on        Shares of Common
                 Of Notes     Issued upon      Convertible      Stock Issuable upon:
                 Converted   Conversion of      Notes Held
                 Prior to     Notes prior         As of        Conversion   Exercise of
                  2/20/00     to 2/20/00         2/20/00        of Notes      Warrants
Name                (A)           (B)              (C)             (D)          (E)
-----             ---------    ---------      -------------   -------------   ----------
Robert Crawford       --           --            $ 40,000         623,562         --
Arline Crawford   $ 25,000       333,333         $183,028       2,965,176         --
Citrus Springs
 Trust                --           --            $ 75,400         330,289         --
John Marsala      $ 99,346     1,203,590         $459,193       6,316,311       8,014,801
Steven Hirsch     $577,318     6,586,585         $350,000       2,692,065       6,365,958

         Robert Crawford and Arline Crawford are former officers and directors of the Company. Ms. Crawford is the executrix of the Citrus Springs Trust.

         John Marsala and Steven Hirsch are the beneficial owners of more than 5% of the Company's common stock.

     In the case of Steven Hirsch, includes notes held by CCC Financial, Inc. and the HiTel Group, Inc., corporations controlled by Mr. Hirsch.

   In June 2000 the Company issued 500,000 shares of its Series C Preferred stock to John Marsala in payment of $500,000 in past due convertible notes and accrued interest owed to Mr. Marsala. At the option of Mr. Marsala, each Series C Preferred share may be converted into the greater of (i) 12.82 shares of the Company's common stock or (ii) the number of shares determined by dividing $1.00 by an amount (the "Conversion Price") equal to 90% of the average closing price of the Company's common stock for the five trading days preceding the date of conversion. For each share of common stock received upon the conversion of the Series C Preferred shares, Mr. Marsala will receive a warrant which will allow Mr. Marsala to purchase 1.0452 shares of the Company's common stock at a price of $0.12 per share at any time prior to the later of 90 days following the date the shares issuable upon the exercise of the warrant have been registered for public sale or 90 days after the conversion of the Preferred shares.


      The Company recorded an expense to reflect the value of the convertible notes and warrants received upon conversion. The expense recorded by the Company during 1998 and 1999 for the persons shown in the foregoing table was as follows:

                                          Expense
            Name                    1998           1999
            ----                    ----           ----
            Robert Crawford             --             --
            Arline Crawford        $41,092         $8,460
            Citrus Springs Trust        --         $5,386
            John Marsala           $76,657       $115,495
            Steven Hirsch         $204,106       $947,232

     The actual number of shares which will be issued upon the conversion of the notes which remain outstanding cannot be determined at this time and will depend upon the price of the Company's common stock at the time of conversion. The issuance of common stock upon the conversion of the notes or the exercise of the warrants, as well as future sales of such common stock or the perception that such sales could occur, could adversely affect the market price of the Company's common stock.

       The table below shows the shares of the Company's common stock which would be issued assuming all notes which were outstanding on January 31, 2001 were converted into shares of the Company's common stock, based upon varying prices of the Company's common stock.

Share Price:                   $0.15             $0.10            $0.075
                               -----             -----            ------

Shares Issuable:

Conversion of Notes        9,385,089        11,955,989        14,872,427

Exercise of outstanding
  warrants                10,092,524        10,092,524        10,092,524

Exercise of warrants
  issuable upon future note
  conversions              2,793,592         3,924,196         5,153,538
                         -----------       -----------       -----------

Total                     22,271,205        25,972,700        30,118,489
                          ==========        ==========        ==========

      The Company used the lower of the conversion price of the respective note or the market price of its common stock on January 31, 2001 ($0.15 per share) for purposes of computing the shares issuable upon the conversion of the Series C Preferred stock, as well as the shares issuable upon the exercise of warrants issued upon the conversion of the Series C Preferred stock.

      The actual number of shares which will be issued upon the conversion of the Series C Preferred stock cannot be determined at this time and will depend upon the price of the Company's common stock at the time of conversion. The issuance of common stock upon the conversion of the Series C Preferred stock or the exercise of the warrants, as well as future sales of such common stock or the perception that such sales could occur, could adversely affect the market price of the Company's common stock.

      The table below shows the shares of the Company's common stock which would be issued assuming all Series C Preferred shares were converted into shares of the Company's common stock, based upon varying prices of the Company's common stock.

Share Price:                   $0.15             $0.10            $0.075
                               -----             -----            ------

Shares Issuable:

Preferred Shares           6,838,778         6,838,778         7,112,329

Warrants                   9,929,406         9,929,406         9,929,406
                         -----------       -----------       -----------

Total                     16,768,184        16,768,184        17,041,735
                          ==========        ==========        ==========

      Although the Series C Preferred stock can be converted into shares of the Company's common stock at prices below prevailing market prices, the Company did not record an expense upon the issuance of the Series C Preferred shares since the preferred shares were exchanged for convertible notes for which an expense in the amount of approximately $100,000 had previously been recorded.


Item 2. Legal Proceedings.

   On November 19, 1998 the City of New York filed a lawsuit against the Company and Robert Crawford, the Company's former President, in the U.S. District Court, Southern District of New York for the purpose of recovering the cost of the removal and cleanup of certain hazardous substances and petroleum at the Company's Bush Terminal facility. The suit alleges that certain parties were instructed by the Company to dispose of hazardous and toxic materials in an illegal manner. The plaintiff is seeking recovery of approximately $600,000, which it claims to have spent on the investigation and cleanup of the alleged disposal, as well as all future investigation and cleanup costs, and the cost of this litigation. The Company intends to vigorously defend this action. The lawsuit is presently in the early stages of discovery; accordingly the ultimate resolution of this matter is not ascertainable at this time. No provision has been made in the financial statements related to this matter. The City of New York v. New York Cross Harbor Railroad Terminal Corp., Robert R. Crawford and New York Regional Rail Corporation. United States District Court Eastern District of New York case no. 98 Civ. 7227.

Fraser, McIntyre and Spartz v NYCH. Supreme Court of the State of New York, County of Kings, Index no. 45966/99 action commenced November 23, 1999. This lawsuit was filed by three persons alleging ownership in NYCH. One of the individuals, Stephen H. Fraser is a shareholder of NYCH. The other two individuals sold their interest to Robert R. Crawford in 1993.These two individuals claim that they were not paid by Crawford. They allege that NYCH has guaranteed the performance of Mr. Crawford. The plaintiffs are seeking the restoration of their equitable interest in the subsidiary (NYCH)and unspecified monetary damages to be determined by the court. The term "restoration of their equitable interest" is the exact wording used in the "claim for relief" section of the complaint. The term is not defined, any further within the complaint." The Company has not conducted an extensive review of the allegations in the complaint.

   Murphy, Marseilles, Smith & Nammack, Inc. Chapter 7 Case No. 98 B 42104 (SMB) Richard E. O'Connell v NYRR Adversary Proceeding No. 00-02413 filed on June 7, 2000. This is an action brought by the trustee for the Murphy, Marseilles, Smith & Nammack, Inc. bankruptcy estate. The bankruptcy trustee claims that Murphy, Marseilles, Smith & Nammack, Inc. made a $50,000 loan to the Company in April 1996. The Company has settled this claim for $7,500.

   Platinum Funding Corp. ("Platinum")v. New York Regional Rail, New York Cross Harbor Railroad Terminal Corp. and CH Partners, Inc., Superior Court of New Jersey, Law Division, Bergen County Docket No.: BER-L-10413-98 on December 24, 1998. The Company was named in a lawsuit by its former factoring agent for approximately $250,000. The balance resulted from a dispute involving a factoring agreement which the Company entered into in December 1995. The arrearage represents a combination of uncollected accounts receivable, factoring fees and fees charged due to the Company's inability to meet certain predetermined minimum factoring levels. In March 1999, the case was dismissed. In December 1999, the Company entered into an agreement whereby the Company issued 300,000 shares of its common stock into escrow in the name of Platinum. These shares were to be registered and sold on behalf of Platinum until $250,000 was attained from said sale. Any unsold balance of the 300,000 shares would be returned to treasury. If the proceeds of $250,000 were not attained, the Company would issue additional shares to be registered and sold until the total proceeds to Platinum would be $250,000. The Company has been unable to register these shares for sale and they still remain in escrow. Platinum refiled the lawsuit in October 2000. Currently, the Company is negotiating a settlement with Platinum and believes a settlement will be reached. The Company has reflected the liability to Platinum as a current liability in the Company's financial statements. Depending on the terms of the settlement, these shares may be returned to treasury and/or this liability may be changed.

   Chacobra v. New York Regional Rail Corp. - District Court of New Jersey filed February 27, 1998. The Company has been named in a suit involving a former employee. The suit claims the Company failed to make certain payments for services rendered and reimbursement for certain funds advanced. These alleged services and advances were performed prior to the reverse merger. The plaintiff is seeking recovery of approximately $250,000. The Company has recognized a liability of approximately $53,000 . The Company believes this claim is without merit and intends to vigorously defend it. In February of 2000, all parties, without prejudice, dismissed the case.

The Company's Board of Directors is reviewing transactions by former Management, the Crawford family, as related to the litigation in the matters entitled: The City of New York v. New York Cross Harbor Railroad Terminal Corp., Robert R. Crawford and New York Regional Rail Corporation. United States District Court Eastern District of New York case no. 98 Civ. 7227 and Fraser, McIntyre and Spartz v NYCH. Supreme Court of the State of New York, County of Kings, Index no. 45966/99, as well as, issues surrounding the cancellation of shares and attempted issuance of Series "B" preferred shares. The Company does not anticipate that there will be any adverse material effects on it, as a result of its review.

Item 3. Changes in and Disagreements with Accountants.

   Effective June 8, 2000 the Company retained Feldman Sherb Horowitz & Co., P.C. ("Feldman/Sherb") to act as the Company's independent certified public accountants. In this regard Feldman/Sherb replaced Schneider Ehrlich & Associates, LLP ("Schneider/Ehrlich", which resigned on June 1, 2000. Schneider/Ehrlich audited the Company's financial statements for the fiscal year ended December 31, 1997 and 1998. The report of Schneider/Ehrlich for these fiscal years did not contain an adverse opinion, or disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles. However, the report of Schneider/Ehrlich for these fiscal years was qualified with respect to uncertainty as to the Company's ability to continue as a going concern. As a result of a judgment entered against the Company prior to December 31, 1998, the Company's financial statements were restated to reflect an increase in liabilities and an increase in retained earnings deficit for the same amount. During the Company's two most recent fiscal years and subsequent interim period ending June 8, 2000, there were no disagreements with Schneider/Ehrlich on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Schneider/Ehrlich would have caused it to make reference to such disagreements in its reports.

   The change in the Company's auditors was recommended and approved by the board of directors of the Company. The Company does not have an audit committee.

   During the two most recent fiscal years and subsequent interim period ending June 8, 2000, the Company did not consult Feldman/Sherb regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was the subject of a disagreement or a reportable event as defined in the regulations of the Securities and Exchange Commission.

Item 4. Recent Sales of Unregistered Securities.

   The following information sets forth all securities of the Company which have been sold and which were not registered under the Securities Act of 1933 since January 1997. Unless otherwise indicated, the consideration paid for these securities was cash.

Common Stock
                                    No. of                              Note
Date          Shares Issued To   Shares Issued  Consideration        Reference
-----         ----------------   -------------  -------------       -----------

1/97-12/97    Nine Investors       5,850,040    Cash, in payment of      A
                                                debt and for services
                                                rendered having a
                                                value of $607,327

5/97          Dale Doner           2,785,000    Conversion of 1,000      C
                                                shares of Series A
                                                preferred stock

7/97          Carl Casagrande      3,333,333    135 shares of NYCH,      B
                                                122 shares of CHP
                                                and 715 shares of
                                                the Class B preferred
                                                stock of CHP

9/97-12/97    Dale Doner           5,132,600    Conversion of 4,666      C
                                                shares of Series B
                                                preferred stock

9/97          Fifteen persons      6,666,667    400 shares of NYCH,      B
                                                400 shares of CHP and
                                                84  shares of the Class
                                                A preferred  stock of
                                                CHP

12/97         Three persons        1,667,667    100 shares of NYCH, 100  B
                                                shares of CHP and 21
                                                shares of the Class A
                                                preferred stock of CHP

3/98          Jack Walters           400,000    Services rendered which  B
                                                were valued at $36,000

8/98          Ronald Aiello           66,666    Services rendered which  B
                                                were valued at $60,000

10/98         John Serpico           388,888    $35,000                  B

5/98 - 12/98  Ten persons         10,251,295    Conversion of notes,     C
                                                plus accrued interest,
                                                in the amount of $885,472

1/99          William Hart           350,000    Services rendered which  B
                                                were valued at $31,638

2/99          Six persons            523,507    $57,212                  B

4/99          Todd Sage, Darryl    5,000,000    51% of the common stock  B
              Caplan, John Marsala              of JS Transportation,
              and Steven Hirsch                 Inc.



4/99          N/A (1)              1,000,000    Shares were issued in    B
                                                escrow to be used for
                                                the repayment of certain
                                                liabilities of JST
                                                Transportation, Inc.

6/99          John Serpico           111,112    $10,000                  B

9/99          Nick Ferrara           200,000    Settlement of $33,000    B
                                                in liabilities

10/99-12/99   Twenty-one persons    8,318,036   Conversion of notes and  C
                                                accrued interest of
                                                $906,182

11/99         Ruth Kahn              249,055    Conversion of 180 shares C
                                                of Series B Preferred
                                                stock

11/99         Darryl Caplan          300,000    Services rendered which  B
                                                were valued at $120,000

11/99         Al Sphar and            15,000    Services rendered which  B
              Dave McCleer                      were valued at $10,000

12/99         Platinum Funding       300,000    Debt Settlement

3/00          Six Persons          1,495,020    Conversion of notes in   B
                                                the amount of $170,656

2/00          Thirty-six persons     480,600    All outstanding shares   B
                                                of OSK Capital I
                                                Corporation

3/00          Jeffrey Kalister        49,498    30 shares of NYCH and    B
                                                31 shares of CHP

3/00          Darryl Caplan          200,000    Services rendered which  B
                                                were valued at $80,000

7/00          Charles Gordon and      50,000    Accrued interest of      B
              Michael Wier                      $10,000

9/00          Darryl Caplan          302,286    Services rendered which  B
                                                were valued at $63,480

9/00          Nick Ferrara           377,920    Payment of $60,000 in    B
                                                liabilities

10/00         Hitel Gorup, Inc.       62,500    $7,500                   B


1/00 - 5/00   Five persons         5,577,162    Conversion of Notes and  C
                                                accrued interest in the
                                                amount of $797,449

12/00         Robert Osterman, Jr.   115,534    Repayment of $14,000     B
                                                in debt

Preferred Stock

11/96         Dale Doner       1,000 Series A   $25,000                  A
                                Preferred shares

7/97          Dale Doner       4,846 Series B   $484,600                 A
              Ruth Kahn        Preferred shares

6/00          John Marsala     500,000 Series C Payment of $500,000 of   B
                               Preferred shares convertible notes plus
                                                10% in interest

(1) As of February 20, 2000, 160,000 of the 1,000,000 shares had been issued to two non-affiliated creditors of JST in payment of liabilities in the amount of $175,300. Once the parties determine that the liabilities no longer exist or upon acquisition of the remaining 49% of JST, any remaining shares will be returned to treasury. There is no time limit on the events of return.

Convertible Notes

   Between April 1997 and February 20, 2000 the Company sold $3,832,000 of convertible notes, as well as warrants for the purchase of shares of the Company's common stock, to various private investors for cash.

   In December 1999, the Company issued a $50,000 convertible note to Long Island Siding, Inc. in payment for rail equipment.

   The sale of the convertible notes were exempt from registration pursuant to
Section 4(2) of the Securities Act of 1933. The convertible notes were acquired for investment purposes only and without a view to distribution. The persons who acquired the convertible notes were fully informed about matters concerning the Company, including its business, financial affairs and other matters, and acquired the convertible notes for their own accounts. The convertible notes are "restricted" securities as defined in Rule 144 of the Securities and Exchange Commission. No underwriters were used and no commissions were paid in connection with the sale of the convertible notes.

Cancellation of Shares

   In September 1998 the Company needed to issue shares of its common stock in order to obtain capital and to allow for the conversion of certain convertible notes. However, in September 1998 the Company's authorized capitalization was 150,000,000 shares of common stock and the Company had 148,970,062 shares of common stock which were outstanding. To permit the issuance of additional shares of common stock, Robert Crawford, who was then the Company's President and a Director, surrendered 10,000,000 shares of common stock which he owned for cancellation. The 10,000,000 shares were returned to the status of authorized and unissued shares.


Exemptions from Registration

A. The issuance of these shares was exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission.

B. The sale of these securities were exempt from registration pursuant to
Section 4 (2) of the Securities Act of 1933. The shares issued in these transactions were acquired for investment purposes only and without a view to distribution. The persons that acquired these shares were fully informed about matters concerning the Company, including its business, financial affairs and other matters and acquired the securities for their own accounts. The securities referred to in this paragraph are "restricted" securities as defined in Rule 144 of the Securities and Exchange Commission. No underwriters were used and no commissions were paid in connection with the issuance of these shares.

C. The issuance of these shares was exempt pursuant to Section 3 (a) (9) of the Securities Act of 1933. The shares issued in reliance upon the exemption provided by Section 3 (a) (9) are restricted securities as that term is defined in Rule 144 of the Securities and Exchange Commission.

Item 5. Indemnification of Directors and Officers.

   The Delaware General Corporation Law and the Company's Bylaws provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined not to have acted in good faith and in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                               Index to Exhibits
Exhibit No.
----------
   2.1 Stock Purchase Agreement originally verbally entered into on the 1st day of April 1999 and memorialized in writing on the 3rd day of January 2002 by and among John B.Marsala, Steven L. Hirsch, Darryl S. Caplan and Todd Sage("Sellers"), J.S. Transportation, Inc. ("Company") and New York Regional Rail Corporation ("Buyer"). (Incorporated by reference to Exhibit 2.1 of Amendment 6 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed January 4, 2002).

   2.2 Asset Purchase Agreement Between M.H.T., Inc. and J.S. Transportation, Inc. dated March , 2000. (Incorporated by reference to Exhibit 2.2 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20, 2001).

   3.1 Registrant's Certificate of Incorporation dated April 19,1994 (Incorporated by reference to Exhibit 3(I) of the Registrant's Registration Statement on Form 10SB, Registration No.0-28583, filed December 21, 1999).

   3.2 Amendment to Registrant's Certificate of Incorporation dated April 30, 1996 (Incorporated by reference to Exhibit 3(I) of the Registrant's Registration Statement on Form 10SB, Registration No.0-28583, filed December 21, 1999).

   3.3 Amendment to Registrant's Certificate of Incorporation dated May 18, 1996 (Incorporated by reference to Exhibit 3(I) of the Registrant's Registration Statement on Form 10SB, Registration No.0-28583, filed December 21, 1999).

   3.4 Amendment to Registrant's Certificate of Incorporation dated March 20, 1998 (Incorporated by reference to Exhibit 3(I) of the Registrant's Registration Statement on Form 10SB, Registration No.0-28583, filed December 21, 1999).

   3.5 Registrant's By-Laws (Incorporated by reference to Exhibit 3(I) of the Registrant's Registration Statement on Form 10SB, Registration No.0-28583, filed December 21, 1999).

   4.1      Incentive Stock Option Plan (Incorporated by reference to Exhibit
            4.1 of the Registrant's Registration Statement on Form 10SB, Registration No.0-28583, filed December 21, 1999).

   4.2      Non-Qualified Stock Option Plan (Incorporated by reference to
            Exhibit 4.2 of the Registrant's Registration Statement on Form 10SB, Registration No.0-28583, filed December 21, 1999).

   4.3 Stock Bonus Plan (Incorporated by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form 10SB, Registration No. 0-28583, filed December 21, 1999).

   4.4 Designation of Series B Preferred Stock (Incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form 10SB, Registration No.0-28583, filed December 21, 1999).

   4.5 Designation of Series C Preferred Stock (Incorporated by reference to Exhibit 4.5 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed March 6, 2000).

  10.1 Lease and Asset Agreement-Greenville Yard, dated January 23, 1993 between Consolidated Rail ("Conrail"), CRC Properties, Inc. ("CRC"), and New York Cross Harbor Railroad Terminal Corporation
            ("NYCH"). (Incorporated by reference to Exhibit 10.1 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20, 2001).

  10.2 Form of Debenture dated December 31, 1997 with schedule attached. (Incorporated by reference to Exhibit 10.2 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.3 Employment Agreement between New York Regional Railroad Corporation (Employer) and W. Robert Bentley (Employee) dated January 5, 1998. (Incorporated by reference to Exhibit 10.3 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.4 Debenture dated February 3, 1998. (Incorporated by reference to Exhibit 10.4 of Amendment 4 of the Registrant's
            Registration Statement on Form 10SB/A, Registration
            No.0-28583, filed November 20,2001).

                               Index to Exhibits
Exhibit No.
----------

  10.5 Debenture dated February 3, 1998 with schedule attached. (Incorporated by reference to Exhibit 10.5 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.6 Debenture dated February 20, 1998. (Incorporated by reference to Exhibit 10.6 of Amendment 4 of the Registrant's
            Registration Statement on Form 10SB/A, Registration
            No.0-28583, filed November 20,2001).

  10.7 Debenture dated February 20, 1998. (Incorporated by reference to Exhibit 10.7 of Amendment 4 of the Registrant's
            Registration Statement on Form 10SB/A, Registration
            No.0-28583, filed November 20,2001).

  10.8      Debenture dated June 1, 1998 with schedule attached.
            (Incorporated by reference to Exhibit 10.8 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).


  10.9      Debenture dated July 31, 1998 with schedule attached.
            (Incorporated by reference to Exhibit 10.9 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).


  10.10 Debenture dated December 18, 1998 with schedule attached. (Incorporated by reference to Exhibit 10.10 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.11 Promissory note dated June 1, 1998 revised December 18, 1998. (Incorporated by reference to Exhibit 10.11 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.12 Promissory note dated December 18,1998 with schedule attached. (Incorporated by reference to Exhibit 10.12 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.13 Promissory note dated January 27, 1999 with schedule attached. (Incorporated by reference to Exhibit 10.13 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.14 Promissory note dated May 10, 1999. (Incorporated by reference to Exhibit 10.14 of Amendment4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.15 Promissory note dated May 10, 1999 with schedule attached. (Incorporated by reference to Exhibit 10.15 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.16 Promissory note dated May 25, 1999 with schedule attached. (Incorporated by reference to Exhibit 10.16 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.17 Promissory note dated September 15,1999 with schedule attached. (Incorporated by reference to Exhibit 10.17 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.18 Promissory note dated September 15,1999 with schedule attached. (Incorporated by reference to Exhibit 10.18 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.19 Promissory note dated September 24, 1999. (Incorporated by reference to Exhibit 10.19 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

  10.20 Promissory note dated November 2, 1999. (Incorporated by reference to Exhibit 10.20 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

                               Index to Exhibits
Exhibit No.
----------

     10.21 Promissory note dated December 6, 1999 with schedule attached. (Incorporated by reference to Exhibit 10.21 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

     10.22 Promissory note dated December 24, 1999. (Incorporated by reference to Exhibit 10.22 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

     10.23 Occupancy Permit dated December 16, 1988, between the City of New York and New York Cross Harbor Railroad Terminal Corporation. (Incorporated by reference to Exhibit 10.23 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

     10.24 Interstate Commerce Commission Certificate of Convenience and Necessity dated July 8, 1983. (Incorporated by reference to
                Exhibit 10.24 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583,filed November 20,2001).

     10.25 Waste Supply Agreement Between the Gloucester County Improvement Authority and New York Cross Harbor Railroad dated March 12,1999 (Incorporated by reference to Exhibit 10.25 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001).

     10.26 Waste Disposal Agreement by and between J.S. Transportation, Inc and Phil Franch Demolition Equipment & Wrecking dated June ,1999 with schedule attached.(Incorporated by reference to Exhibit
                10.26 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583, filed November 20,2001)

     10.27      Form of Subscription Agreement (Incorporated by reference to
                Exhibit 10.27 of Amendment 4 of the Registrant's Registration Statement on Form 10SB/A, Registration No.0-28583,filed November 20,2001).

     21 Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21 of the Registrant's Registration Statement on Form 10SB, Registration No.0-28583, filed December 21, 1999).

                             NEW YORK REGIONAL RAIL
                          CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED

                                DECEMBER 31, 1999



                          INDEX TO FINANCIAL STATEMENTS


                                                                 Page
NEW YORK REGIONAL RAIL CORPORATION:

Consolidated Financial Statements

     Independent Auditors' Report                                 F-1

     Balance Sheet                                                F-2

     Statements of Operations                                     F-3

     Statement of Stockholders' Deficit                           F-4

     Statements of Cash Flows                                     F-5

     Notes to Financial Statements                            F-6 - F-31

J.S. TRANSPORTATION, INC.:

     Independent Auditors' Report                                  1

     Balance Sheet                                                 2

     Statements of Operations                                      3

     Statement of Stockholders' Equity                             4

     Statements of Cash Flows                                      5

     Notes to Financial Statements                                6-8

                          INDEPENDENT AUDITORS' REPORT





To the Stockholders and Board of Directors
New York Regional Rail Corporation
Brooklyn, New York

We have audited the accompanying consolidated balance sheet of New York Regional Rail Corporation and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New York Regional Rail Corporation and subsidiaries as of December 31, 1999, and the results of its operations, changes in stockholders' deficit and cash flows for the year then ended in conformity with generally accepted accounting principles.

The financial statements for the year ended December 31, 1999 have been restated (See Note Q).


                                                Feldman Sherb & Co., P.C.
                                                Certified Public Accountants

New York, New York
October 10, 2000
Except for Note Q
as of June 24, 2001

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1999

                                     ASSETS
Current assets
 Cash                                                 $     202,974
 Accounts receivable, net                                   657,857
 Prepaid expenses and other current assets                   46,015
                                                         -----------
       Total current assets                                 906,846

Property, plant and equipment, net                        4,147,575
Other assets                                                432,625
                                                        ------------
                                                      $   5,487,046
                                                        ============
                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
 Current maturities of long term debt                 $    209,620
 Convertible promissory notes:
  Related parties                                        1,122,535
  Others                                                   843,156
 Other short-term debt:
  Related parties                                           96,653
  Others                                                   314,980
 Accounts payable                                        1,692,853
 Accrued expenses                                        1,960,422
 Payroll taxes payable                                     379,567
                                                        -----------
       Total current liabilities                         6,619,786

Deferred rent payable                                       94,250

Long term debt                                             626,282

Minority interest                                           49,107

Temporary equity                                         1,512,500

Stockholders' equity:
 Series A Convertible Preferred Stock, $.001
  par value, 1,000 shares authorized; no shares
  issued and outstanding                                       -
 Series B Convertible Preferred Stock, $.001
  par value, 15,000 shares
  authorized; no shares issued and outstanding                 -
 Common stock, $.0001 par value, 200,000,000
  shares authorized; 161,686,169 shares issued
  and outstanding                                            16,169
 Additional paid-in-capital                               9,913,471
 Accumulated deficit                                    (13,344,519)
                                                         -----------
       Total stockholders' deficit                       (3,414,879)
                                                        ------------
                                                      $   5,487,046
                                                        ============

                 See notes to consolidated financial statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                   (Restated)

Operating revenues                                          $  5,146,918
                                                            ------------

Operating expenses                                             4,731,356

Administrative expenses                                        2,056,742
                                                           -------------

Total expenses                                                 6,788,098
                                                           -------------

Loss before other (income) expenses
     extraordinary item, and minority interest                (1,641,180)

Other (income) expenses:
    Interest expense, net                                      3,847,770
    Other (income)                                               (56,238)
                                                             ------------
        Total other (income) expenses                          3,791,532
                                                               ---------

Loss before extraordinary item and minority interest          (5,432,712)

Extraordinary gain - forgiveness of debt                        (109,468)
                                                             ------------

Loss before minority interest                                 (5,323,244)

Minority interest in income of subsidiary                         49,107
                                                         ---------------

Net loss                                                    $ (5,372,351)
                                                            =============

Net loss per common share - basic                       $         (0.04)
                                                        ================

Weighted average number of shares outstanding                152,325,094
                                                             ===========








                                      F-3
                 See notes to consolidated financial statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                          YEAR ENDED DECEMBER 31, 1999



                             Common Stock     Preferred Series A   Preferred Series B    Additional     Accumulated
                           Shares    Amount   Shares      Amount   Shares      Amount  Paid-in Capital    Deficit      Total
                           ------    ------   ------      ------   ------      ------  ---------------  -----------    -----
(Restated)                                                                               (Restated)     (Restated)

Balances at
 January 1, 1999        145,619,459  $14,562      --      $   --      180      $18,000   $4,170,704    $(7,972,168)  $(3,768,902)

Common stock issued
  for services              865,000      87       --          --       --           --      189,052             --       189,139

Exercise of stock options   634,619      63       --          --       --           --       69,067             --        69,130

Value of beneficial
 conversion feature
 of convertible notes            --      --       --          --       --           --    1,395,000             --     1,395,000

Shares issued for JS
 Transportation
 acquisition              5,000,000     500       --          --       --           --      599,500             --       600,000

Shares issued for
 reduction of JS
 Transportation debt      1,000,000     100       --          --       --           --      399,900             --       400,000

Conversion of debt into
 common stock             8,318,036     832       --          --       --           --      905,350             --       906,182

Conversion of preferred
 Series B into common
 stock                      249,055      25       --          --      (180)     (18,000)     17,975             --            --

Warrants and options
issued for debt                  --      --       --          --        --           --   2,166,923                    2,166,923

Net loss                         --      --       --          --        --           --          --      (5,372,351)  (5,372,351)
                  ----------------------------------------------------------------------------------------------------------------

Balances at
 December 31, 1999       161,686,169 $16,169      --     $    --         --     $    --   $9,913,471    $(13,344,519)$(3,414,879)
                  ================================================================================================================


                                      F-4
                 See notes to consolidated financial statements.

                NEW YORK REGIONAL RAIL CORPORATION AND AFFILIATES
                             STATEMENT OF CASH FLOWS
                       FOR THE YEAR END DECEMBER 31, 1999
                                   (Restated)

Increase in cash and cash equivalents
  Cash flows from operating activities:
   Net loss                                               $  (5,372,351)
                                                              ---------
Adjustments to reconcile net loss to net cash
  (used in) operating activities:
    Depreciation                                                307,000
    Amortization of goodwill                                     11,325
    Stock issued for services                                   189,139
    Beneficial conversion feature of convertible debt         1,395,000
    Warrants and options issued for debt                      2,166,923
    Minority Interest in subsidiary earnings                     49,107
    Changes in operating assets and liabilities:
         Accounts receivable                                   (543,705)
         Other current assets                                   (35,520)
         Other  assets                                         (342,000)
         Accounts payable                                     1,125,886
         Accrued expenses                                       (97,851)
         Payroll taxes payable                                 (443,003)
         Deferred rent                                            7,250
                                                              ----------
    Total adjustments                                         3,789,551
                                                              ----------
Net cash used in operating activities                        (1,582,800)
                                                              ---------
Cash flows from investing activities:
    Purchase of property, plant and equipment                   (70,251)
Net cash used in investing activities                           (70,251)
 Cash flows from financing activities:
    Increase in long term debt                                  736,177
    Increase in convertible notes - other                       881,356
    Increase in convertible notes - related party               598,532
    Payments of other current debt - related party              (64,993)
    Payments of other current debt - other                     (372,468)
    Proceeds from issuance of capital stock for options          69,130
                                                              ----------
Net cash provided by financing activities                     1,847,734
                                                              ----------
Net decrease in cash and cash equivalents                       194,683
Cash at beginning of year                                         8,291
                                                              ----------
Cash and cash equivalents at end of year                      $ 202,974
                                                              ==========
Supplemental cash flow information:
    Cash paid during the year for:
       Interest                                                   7,868
      Income taxes                                                   --
Non-Cash Transactions
    Common shares issued in exchange for interest in
       subsidiary                                               600,000
    Common shares issued for reduction of subsidiary debt     1,000,000
        conversion of debt into common stock                  8,316,036

    Purchase of equipment for debt;
       Equipment acquired                                       901,500
      Liabilities assumed                                       901,500

                                      F-5
                 See notes to consolidated financial statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                   (Restated)

Operating revenues                                          $  5,146,918
                                                            ------------

Operating expenses                                             4,731,356

Administrative expenses                                        2,056,742
                                                           -------------

Total expenses                                                 6,788,098
                                                           -------------

Loss before other (income) expenses
     extraordinary item, and minority interest                (1,641,180)

Other (income) expenses:
    Interest expense, net                                      3,847,770
    Other (income)                                               (56,238)
                                                             ------------
        Total other (income) expenses                          3,791,532
                                                               ---------

Loss before extraordinary item and minority interest          (5,432,712)

Extraordinary gain - forgiveness of debt                        (109,468)
                                                             ------------

Loss before minority interest                                 (5,323,244)

Minority interest in income of subsidiary                         49,107
                                                         ---------------

Net loss                                                    $ (5,372,351)
                                                            =============

Net loss per common share - basic                       $         (0.04)
                                                        ================

Weighted average number of shares outstanding                152,325,094
                                                             ===========








                                      F-3
                 See notes to consolidated financial statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                          YEAR ENDED DECEMBER 31, 1999



                             Common Stock     Preferred Series A   Preferred Series B    Additional     Accumulated
                           Shares    Amount   Shares      Amount   Shares      Amount  Paid-in Capital    Deficit      Total
                           ------    ------   ------      ------   ------      ------  ---------------  -----------    -----
(Restated)                                                                               (Restated)     (Restated)

Balances at
 January 1, 1999        145,619,459  $14,562      --      $   --      180      $18,000   $4,170,704    $(7,972,168)  $(3,768,902)

Common stock issued
  for services              865,000      87       --          --       --           --      189,052             --       189,139

Exercise of stock options   634,619      63       --          --       --           --       69,067             --        69,130

Value of beneficial
 conversion feature
 of convertible notes            --      --       --          --       --           --    1,395,000             --     1,395,000

Shares issued for JS
 Transportation
 acquisition              5,000,000     500       --          --       --           --      599,500             --       600,000

Shares issued for
 reduction of JS
 Transportation debt      1,000,000     100       --          --       --           --      399,900             --       400,000

Conversion of debt into
 common stock             8,318,036     832       --          --       --           --      905,350             --       906,182

Conversion of preferred
 Series B into common
 stock                      249,055      25       --          --      (180)     (18,000)     17,975             --            --

Warrants and options
issued for debt                  --      --       --          --        --           --   2,166,923                    2,166,923

Net loss                         --      --       --          --        --           --          --      (5,372,351)  (5,372,351)
                  ----------------------------------------------------------------------------------------------------------------

Balances at
 December 31, 1999       161,686,169 $16,169      --     $    --         --     $    --   $9,913,471    $(13,344,519)$(3,414,879)
                  ================================================================================================================


                                      F-4
                 See notes to consolidated financial statements.

                NEW YORK REGIONAL RAIL CORPORATION AND AFFILIATES
                             STATEMENT OF CASH FLOWS
                       FOR THE YEAR END DECEMBER 31, 1999
                                   (Restated)

Increase in cash and cash equivalents
  Cash flows from operating activities:
   Net loss                                               $  (5,372,351)
                                                              ---------
Adjustments to reconcile net loss to net cash
  (used in) operating activities:
    Depreciation                                                307,000
    Amortization of goodwill                                     11,325
    Stock issued for services                                   189,139
    Beneficial conversion feature of convertible debt         1,395,000
    Warrants and options issued for debt                      2,166,923
    Minority Interest in subsidiary earnings                     49,107
    Changes in operating assets and liabilities:
         Accounts receivable                                   (543,705)
         Other current assets                                   (35,520)
         Other  assets                                         (342,000)
         Accounts payable                                     1,125,886
         Accrued expenses                                       (97,851)
         Payroll taxes payable                                 (443,003)
         Deferred rent                                            7,250
                                                              ----------
    Total adjustments                                         3,789,551
                                                              ----------
Net cash used in operating activities                        (1,582,800)
                                                              ---------
Cash flows from investing activities:
    Purchase of property, plant and equipment                   (70,251)
Net cash used in investing activities                           (70,251)
 Cash flows from financing activities:
    Increase in long term debt                                  736,177
    Increase in convertible notes - other                       881,356
    Increase in convertible notes - related party               598,532
    Payments of other current debt - related party              (64,993)
    Payments of other current debt - other                     (372,468)
    Proceeds from issuance of capital stock for options          69,130
                                                              ----------
Net cash provided by financing activities                     1,847,734
                                                              ----------
Net decrease in cash and cash equivalents                       194,683
Cash at beginning of year                                         8,291
                                                              ----------
Cash and cash equivalents at end of year                      $ 202,974
                                                              ==========
Supplemental cash flow information:
    Cash paid during the year for:
       Interest                                                   7,868
      Income taxes                                                   --
Non-Cash Transactions
    Common shares issued in exchange for interest in
       subsidiary                                               600,000
    Common shares issued for reduction of subsidiary debt     1,000,000
        conversion of debt into common stock                  8,316,036

    Purchase of equipment for debt;
       Equipment acquired                                       901,500
      Liabilities assumed                                       901,500

                                      F-5
                 See notes to consolidated financial statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE A - NATURE AND ORGANIZATION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Description of the Merger with New York Regional Rail Corporation

            New York Regional Rail Corporation (the Company), formerly known as Bestsellers Group, Inc. (BSLR) was incorporated on April 19, 1994 under the laws of the state of Florida. From 1994 through 1996, BSLR was engaged in the purchase of various businesses in diverse markets, including gift distribution, magazine and music publishing, electronic signage technology, and product licensing. As of the date of the proposed merger, BSLR did not have operations or significant assets, as its businesses had either been discontinued, sold in the process of being sold, or were in the early stages of development.

            In May 1996, BSLR merged with New York Regional Rail Corporation
            (NYRR) pursuant to an Agreement to Exchange Stock dated May 20, 1996 by and between BSLR and NYRR (the "Merger Agreement"). Under terms of the Merger Agreement, NYRR exchanged all of its issued and outstanding shares for 87,000,000 Company shares. After the merger, the Company owned 84.57% of the outstanding common stock of the combined entity, changed its state of incorporation to Delaware, and became the surviving corporation to the merger. The merger has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of NYRR to which NYRR is treated as the continuing entity.

            Description of Business

            The Company operates an ICC certified railroad through its majority-owned subsidiary, New York Cross Harbor Railroad Terminal Corporation ("NYCH"), NYCH's business is to transport and deliver rail traffic via barges across New York Harbor and the East River, thus connecting the Long Island Railroad and other lines. In addition, it receives and delivers railcars at certain industrial facilities located on partially owned and partially leased track located in Brooklyn, New York and Jersey City, New Jersey. Another majority-owned subsidiary, CH Proprietary, Inc., formerly CH Partners, Inc. ("CHP") holds title to the railroad, marine and terminal equipment used in the business. At December 31, 1999 the Company owned 93.4% and 94.5% of NYCH and CHP, respectively.

            In April 1999, the Company purchased a 51% of the outstanding stock of J.S. Transportation, Inc. ("JST") for a total purchase price of $1,000,000. The Company issued 5,000,000 shares of unregistered common stock, and escrowed an additional 1,000,000 shares to settle outstanding JST liabilities. JST, formed in 1998, is a regional trucking company in the business of short-haul freight transportation and landfill management. The acquisition has been accounted for as a purchase and accordingly the acquired assets and liabilities have been recorded at their estimated fair values. Operations of JST are included in the consolidated financial statements of the Company for the period May 1,1999 through December 31, 1999. The $440,000 excess of purchase price over net assets acquired was recorded as goodwill. Goodwill is being amortized over four years.

            The following unaudited proforma condensed combined statements of operations for the year ended December 31, 1999 and 1998 gives retroactive effect to the acquisition of JST on April 1, 1999, which was accounted for as purchase. The unaudited proforma condensed combined statements of operations gives retroactive effect to the foregoing transaction as if it had occurred at the beginning of 1999 and 1998. The proforma statement does not purport to represent what the Company's results of operations would actually have been if the foregoing transaction had actually been consummated on such date or project the Company's results of operations for any future period or date.

            The proforma statement should be read in conjunction with the historical financial statements and notes thereto.

                                                          Year Ended
                                                          December 31,
                                                --------------------------------
                                                      1999            1998
                                                 ------------     -------------
Revenues                                      $    5,615,000     $ 1,384,000
Loss before extraordinary items and
minority interest                                 (5,453,000)     (2,119,000)
Net Loss                                          (5,443,000)     (2,079,000)
Loss per share                                         (0.04)          (0.01)
Weighted average number of shares
outstanding                                   $  153,825,094     152,930,994

            In February 2000, the Company purchased a 100% interest in OSK Capital I Corp. ("OSK") in exchange for 480,000 shares of common stock and $18,000 in cash. The Company's current business plan is to seek, investigate and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. This transaction will be accounted for as a purchase.

            Basis of Presentation

            The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, NYCH, CHP, and JST. All intercompany transactions and balances have been eliminated.

            Revenue Recognition

            The Company's Railroad operations recognize revenue on the date of the freight delivery to the consignee or the other commercial carrier.

            The Company's Trucking operations recognize revenue in three ways depending upon the scope of work performed.

1) Transportation Services - Revenue is recognized on the date the freight is delivered to the customer consignee.
2) Transportation and Landfill Services - Revenue is recognized on a per ton basis, subject to a minimum charge when the freight is delivered to the Company's contracted landfill.
3) Landfill Services - Revenue is recognized on a per ton basis when the freight is delivered to one of the Company's contracted landfills. The Company recognizes revenue as earned on the date of freight delivery to the consignee or other commercial carrier or waste to the landfill.

            Property, Plant and Equipment

            Property, plant and equipment are stated at cost, less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred.

            Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated depreciable lives are 5 years for machinery and transportation equipment, 20 years for marine assets, between 10 and 40 years for track and roadbed and between 10 and 20 years for operating equipment.

            Concentration of Credit Risk

            At December 31, 1999, 15% of accounts receivable was concentrated in one customer. Credit is extended to customers based on an evaluation of each customer's financial condition, generally without requiring collateral or other security. Due to the historical concentration of receivables and relatively small customer base, the Company could be exposed to a large loss if one of its major customers were not able to fulfill its financial obligations.

            Minority Interests

            The minority interest accounts representing the investments in NYCH and CHP have been reduced to zero for all periods presented as a result of cumulative operating losses. Accordingly, the portion of the losses that would normally be assigned to the minority interest stockholders ("excess losses") are recognized by the Company. The Company will recognize 100% of any subsequent profits until such time as the excess losses previously recognized by the Company have been recovered.

            In April 1999 the company acquired a 51% common stock ownership in JS Transportation. At December 31, 1999, the company reported minority interest in the balance sheet of $201,178. For financial reporting purposes, the assets, liabilities and earnings of JST are consolidated in the company's financial statement, and the remaining ownership of JST has been recorded as "Minority Interest" in the balance sheet.

            Beneficial Conversion Feature of Convertible Securities

            Since 1996, the Company has issued convertible debt and equity securities with non-detachable conversion features that have intrinsic value at the date of issue. In accordance with applicable accounting rules, the Company measures this beneficial conversion feature at the issue date by multiplying the number of shares into which the security can be converted by the spread between the market price of its common stock and the conversion price of the security. The resulting discount is recognized by allocating a portion of the proceeds equal to the discount to additional paid-in capital. For convertible debt securities, the discount is amortized to interest expense over the period ending on the date the security first becomes convertible. For convertible preferred stock, the discount is amortized as a dividend charge.

            Income Taxes

            The Company accounts for its income taxes using the liability method, which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss carryforwards. Deferred tax expense or benefit is recognized as a result of the changes in the assets and liabilities during the year. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

            Long-lived Assets

            In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company records impairment losses on long-lived assets used in operations, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

            Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

            Earnings Per Share

            Basic loss per share is computed using the weighted average number of shares of outstanding common stock. Diluted loss per share for the year ended December 31, 1999 is based only on the weighted average number of common shares outstanding during that period including common stock equivalents. Common stock equivalents are not included in the calculation of diluted earnings per share because such inclusion would have been anti-dilutive. Common stock equivalents consist of stock options, warrants, convertible preferred stock, and convertible debt.

            Stock-Based Compensation

               The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued to Employees."

               In accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", the Company adopted the pro forma disclosure requirements of SFAS 123.

            Recent Accounting Pronouncements

             In June 1998, the Financial Accounting Standard Board issued SFAS
            No. 133, "Accounting for Derivatives Instruments and Hedging Activities", which requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended by SFAS No. 137 is effective for fiscal years beginning after June 15, 2000. The Company does not presently enter into any transactions involving derivative financial instruments and, accordingly, does not anticipate the new standard will have any effect on its financial statements.

          In February 1999 the Financial Accounting Standards Board issued SFAS No. 135, Rescission of Financial Accounting Standards Board No. 75 (SFAS No. 75) and Technical Corrections. SFAS No. 135 rescinds SFAS No. 75 and amends Statement of Financial Accounting Standards Board No. 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 will not have a significant effect on its financial statements.


NOTE B -    PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment consists of the following:

            Marine equipment and dock facilities                 $1,334,092
            Railroad locomotive cars and equipment                  215,205
            Track and related land improvements                   1,328,690
            Idle property and equipment                           1,993,264
            Transportation Equipment                                903,656
            Other                                                   262,804
                                                                  ---------
                                                                  6,037,711
            Less:  Accumulated depreciation                       1,890,136
                                                                  ---------
                                                                 $4,147,575
                                                                 ==========

            Fixed assets include certain railroad operating assets acquired under a Lease and Asset Agreement dated January 20, 1993 between Consolidated Rail Corporation ("Conrail"), CRC Properties, Inc., an affiliate of Conrail ("CRCP") and NYCH. Under terms of the agreement, Conrail sold to NYCH for $1.00 all of the assets located on Conrail-owned property in Greenville, New Jersey that NYCH is renting pursuant to a 30-year lease. (See Note G). The assets, consisting principally of float bridges, roadbeds and track, and marine mooring cells, were recorded on the Company's books at the $1.00 purchase price.

            In the event that it cancels or otherwise terminates the lease, the Company will be obligated to remove the assets from the property. Conrail, however, may elect at its sole option to repurchase the assets for $1.00, in which case the Company would be relieved of the removal obligation.

            Idle property and equipment includes i) two of the Company's four carfloat barges with an original cost of $875,000 (net book value of $611,170), which have been idle since 1995. The barges are in working order but were taken out of service due to unfavorable business conditions. One of the barges were returned to service in the year 2000; ii) terminal infrastructure with an original cost of $425,000 (net book value of $212,500) located at an idle terminal which the Company plans to re-open; and iii) three locomotives with an original cost of $150,000 (net book value of $51,097), which require repair work. In addition, the Company performed major renovations to a carfloat, totaling $550,000. The carfloat was placed into service in the year 2000. These renovations were capitalized and depreciated beginning in the year 2000.

            Depreciation expense totaled $307,000 for the year ended year ended December 31, 1999.

NOTE C -    PAYROLL TAXES PAYABLE

            Payroll taxes payable includes overdue federal, state and local taxes, plus estimated penalties and interest. In 1999, the Company paid approximately $510,000 in settlement of various outstanding federal payroll tax liabilities, and received a refund from the Internal Revenue Service ("IRS") of approximately $80,000 for overcharges. Also in 1999, the Company filed approximately $165,000 of additional federal penalty abatement claims. The IRS has not yet decided on these claims.

NOTE D -    ACCRUED EXPENSES
            Accrued expenses consist of the following:

            Property taxes - City of New York          $428,700
            Property taxes - New Jersey                 296,390
            Port Authority judgments (including
               Accrued interest)                        708,500
            Other accrued expense                       526,832
                                                      ---------
            Total                                    $1,960,422
                                                      =========

            The Company is involved in a long-standing dispute with the City of New York over property tax assessments dating back to 1984 (see Note
            I).

            New Jersey property tax accruals as of December 31,1999 cover the periods from 1996 to 1999, and include interest of approximately $57,000.

NOTE E -    SHORT-TERM DEBT

            A.  Convertible Notes Payable

            Related party lenders:

            Private investor                           $482,135
            Former president                             40,000
            Former officer/wife of former president     250,400
            Private investment company                  350,000
                                                        -------
                                                     $1,122,535
                                                     ==========

            Private investor

            Note payable issued in 1997 in the original amount of $184,300 bearing interest at 10% per annum with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.075 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, one additional share of common stock for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration. In 1998, the holder converted $47,265 of loan principal into 630,160 shares of common stock, and received an option to purchase an additional 630,160 shares for $.12 per share. In consideration of extending the loan, the Company increased the ratio of the remaining contingent option to 1.5 shares for each share acquired on conversion, effective in 1999. Additional note principal of $100,000 was converted at the rate of $0.075 per share into 1,333,333 shares of common stock in January 1999, which entitled the holder to an option to purchase an additional 2,000,000 shares at $.12 per share.

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 56,250 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the holder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 59,624 shares on the same terms as the initial option. In the event of conversion, the revised note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the amount of $101,965 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Notes payable in the amount of $293,135 bearing interest at 10% per annum, with an original maturity of June 30, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of between $.08 and $.14 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for between $.12 to $.18 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Former president

            Note payable in the amount of $40,000 bearing interest at 10% per annum and due March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            Former officer/wife of former president

            Note payable issued in 1997 in the amount of $60,000 bearing interest at 10% per annum, with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.075 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            Note payable in the amount of $25,000 bearing interest at 10% per annum, with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.20 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            Note payable in the amount of $35,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 43,750 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the holder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 46,375 shares on the same terms as the initial option.

            Note payable in the amount of $80,000 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            In 1999, the former officer exercised her conversion rights under the notes and converted $ 25,000 of the outstanding note balance into shares of common stock. The conversion rate was at $.075 per share. Shares in the amount of 333,333 were issued.

            Notes payable in the amount of $75,400 bearing interest at 10% per annum, with an original maturity of June 30, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.14 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.18 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Private investment company

            In 1998, the private investment company converted loan principal and accrued interest of $448,565 into 5,348,752 shares. As a result of the conversions, the lender received warrants to purchase the following: 1,250,000 shares for $.12 per share, 550,000 shares for $.15 per share, 1,250,000 shares for $.20 per share, and 178,292 shares for $.25 per share. The warrants are exercisable through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the amount of $45,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 43,750 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the holder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. This conversion took place during 1999 with the private investment company receiving 645,043 shares of common stock for the $45,000 loan plus accrued interest. The Company also granted an additional option to purchase 72,500 shares on the same terms as the initial option. Upon conversion, the revised note granted the holder an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of April 30, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, as adjusted, one-half of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration. This conversion took place during 1999 with the private investment company receiving 683,309 shares of common stock for the $50,000 loan plus accrued interest.

            Notes payable in the amount of $350,000 bearing interest at 10% per annum, with an original maturity of October 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The notes are convertible into shares of common stock at $.14 per share, or 90% of the average closing bid price of the common shares for the ten trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase at $.18 per share, one-half of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of April 30, 2000 or 90 days from the effective date of an SEC stock registration.

            Stockholder in private investment company

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. This conversion took place during 1999 with the stockholder in private investment company receiving 695,457 shares of common stock for the $50,000 loan plus accrued interest. Upon conversion, the holder received an option to purchase for $.18 per share, as adjusted, one-half of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Other lenders:

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 62,500 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the holder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 66,250 shares on the same terms as the initial option. In the event of conversion, the revised note grants the holder an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the original amount of $25,000 bearing interest at 10% per annum with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The holder converted $14,166 of note principal and accrued interest into 127,059 shares during the year ended December 31, 1998, which entitled him to receive an option to purchase 31,765 additional shares for $.25 per share. In consideration of extending the balance of the note, the revised note grants the holder an option to purchase for $.12 per share, as adjusted, three-quarters additional share of common stock, as adjusted, for each share acquired upon conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            In 1999, the Other lenders exercised conversion rights under the notes and converted $70,395 (including accrued interest of $8,595) of the outstanding note balance into shares of common stock. The conversion rate was at $.08 per share. Shares in the amount of 879,936 were issued.

            Notes payable in the amount of $843,156 bearing interest at 10% per annum, with an original maturity of June 30, 1999. Due date extended at various times, with current maturity of December 31, 1999. The notes are convertible into shares of common stock at the lower of between $.08 and $.39 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for between $.12 to $.60 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            In 1999, the Company converted the sum of $615,800 (including accrued interest of $47,834) in convertible notes payable into shares of common stock. Conversion rates vary between $.08 and $.14 per share. The Company issued common shares totaling 7,981,280.

            Additional warrants were issued on the extension of maturity dates of certain of the above notes. See Note Q for restatement of financial statements to reflect such issuance.

            B. Other Current Debt

            Related parties:


            Unsecured non-interest bearing
            advances from the Company's former
            president; due on demand.                  $ 96,653
                                                        -------
            Total                                      $ 96,653
                                                        =======

            Other lenders:

            a) Notes payable - investors               $234,209
            b) Loans payable - investors                 27,500
            c) Loan payable - former consultant          53,271
                                                        -------
            Total                                      $314,980
                                                        =======

            On December 31, 1999, the Company reached a settlement agreement with its former factor for the sum of $250,000. The funds would be paid within one year of the agreement. In order to secure the payment, the Company issued 300,000 shares of the company's common stock to the factor. The stock is to be held in escrow with the Company's attorneys and liquidated at the Company's option in order to fund the payable. If said shares are insufficient to fund the payable in full, the Company has been authorized by the board of directors to issue additional shares until the liability is satisfied.

          a) Notes bearing interest at 10% per annum and maturing in 2000; collateralized by accounts receivable of NYCH. Currently in default.

          b) Unsecured non-interest bearing loans, due on demand. One loan, for $50,000, was repaid in 1999.

          c)   Unsecured loan payable; no set repayment terms or interest rate.

NOTE F -    LONG-TERM DEBT

            Note in the amount of $157,895 payable to the Seafarers Union for dues arrears; monthly payments of $3,500 due through August 2004. Interest is payable at 5% per annum.

            Various notes payable in the amount of $678,007; collateralized by transportation equipment; interest payable at rates between 5% to 14%; monthly payments vary and are due through February 2004.

            Maturities of long-term debt are as follows:

                    Year ending
                    December 31,

                        2000                            209,620
                        2001                            199,353

                       2002                             222,560
                       2003                             158,619
                       2004                              45,750
                                                     ----------
                                                       $835,902

NOTE G -    LEASE COMMITMENT

            The lease portion of the 1993 Agreement signed with Conrail (see Note B) provides a 30-year land lease to the Company for the use of Conrail's railroad operating property and water rights in Greenville, New Jersey. The agreement contains rent concessions early in the lease term, but eventually requires the Company to pay a maximum of 10% of the fair market rent, determined on the basis of an average of appraised values supplied by independent appraisers selected by each party.

            To date, Conrail Shared Assets Operation ("CSAO"), the successor to Conrail, has not submitted its appraisal of the leased property. Accordingly, the Company has computed its rent expense based on the results of its own appraisal and its interpretation of the terms and conditions of the lease. While the Company has used its best efforts to retain a professional appraiser with knowledge of the property and related market values, Conrail's appraisal could be higher than the Company's, resulting in additional rent expense.

            Rent expense under the lease has been recognized on a straight-line basis to account for the rent concessions provided during the lease term, resulting in a deferred rent liability of $94,250 as of December 31, 1999.

            Estimated future minimum lease payments under this lease as of December 31, 1999 are as follows:

                     Year ending
                    December 31,

                        2000                             20,916
                        2001                             24,870
                        2002                             28,825
                        2003                             28,825
                        2004                             28,825
                     Thereafter                         518,850
                                                       --------
                                                       $651,111
                                                       ========

            NYCH leases its Bush Terminal property in Brooklyn, New York from the Economic Development Corporation of New York City on a month-to-month basis at $2,200 per month.

            Aggregate rent expense for the year ended December 31, 1999 was $52,811.

NOTE H -    EMPLOYMENT AGREEMENT

            In January 1998, the Company entered into an employment agreement with the president of NYCH expiring January 5, 2001. The agreement provides for an annual salary of $75,000 plus customary fringe benefits, and a grant of 1,000,000 shares of the Company's common stock.

NOTE I -    LEGAL MATTERS AND OTHER CONTINGENCIES

            The City of New York ("plaintiff") has brought suit against the Company, NYCH, and its former President in U.S. District Court, Eastern District of New York for the purpose of recovering the cost of removal and cleanup of certain hazardous substances and petroleum. The suit alleges that certain parties were instructed by the Company to dispose of the substances in an illegal manner. The plaintiff is seeking recovery of approximately $600,000 which it claims to have spent on the investigation and cleanup of the alleged disposal, as well as all future investigation and cleanup costs and the cost of this litigation. The Company is currently in settlement negotiations with the City.

            In June 1997, the Company filed a complaint in U.S. District Court, Eastern District of New York against Conrail, claiming that Conrail violated federal antitrust laws by adopting policies and procedures which were designed to restrain trade and undermine interstate commerce. The suit further alleges that Conrail established a systematic policy of offering predatory and preferential rates for shippers to move freight on Conrail through its Albany route, thereby re-routing rail traffic away from the Company. The Company is seeking damages of $901 million. The court declined Conrail's request for a dismissal, and required that the Company's claims be heard by an arbitrator. Pending arbitration, the Company is exploring the possibility of a settlement with CSX Transportation ("CSXT") and Norfolk Southern Railroad ("NSR"), the acquirers of Conrail. The Company cannot give any assurance that discussions with CSXT or NSR will lead to a settlement of the claims.

            The Company is also a party to routine claims and suits brought against it in the ordinary course of business. Some of these matters are covered by insurance. In the opinion of management, the outcome of these claims is not expected to have a material adverse effect on the Company's business, financial condition, or results of operations. The Company has established a reserve of $234,000 for the estimated costs of litigation and settlements.

            The City of New York has billed the Company in excess of $3,200,000 for property taxes dating back to 1984. The Company claims that the tax assessments are for the most part erroneous because they relate either to real property that the Company does not own or lease, or to property which is not subject to the real property tax. The Company further claims that New York City taxing authorities have assessed taxes based on flawed valuations, resulting in substantial overcharges. The New York State Board of Equalization and Assessment has proposed significant reductions to these valuations, subject to the approval of the New York City Corporation Counsel. Preliminary negotiations are underway between the Company's representatives, the New York City Real Estate Tax Assessor, and the Corporation Counsel's office. Pending a settlement of the tax arrears, the Company has recorded a liability on its books of $398,700, representing the tax due on the Bush Terminal property, the only parcel currently used in the rail operations. Management expects, but cannot give assurance, that the outstanding liabilities will be settled for a lesser amount.

            In 1993 and again in 1995, the Port Authority of New York and New Jersey ("PANYNJ") obtained judgements against NYCH for approximately $440,000. The judgements are for claims involving rent arrearages on property occupied by the Company at the PANYNJ's Atlantic Terminal facility and for accrued lease payments and miscellaneous repairs for a Tug Boat owned by the PANYNJ.

            The financial statements have been restated to account for these judgements. The Company has reflected the full amount of the judgement as a current liability. In addition, statutory interest at a rate of 9% has been accrued annually.

NOTE J -    CAPITAL TRANSACTIONS

            In January 1999, the board of directors approved option grants to three employee members of the board of directors for services rendered to the Company in 1998. The current president, former president, and his wife each received a two-year option to purchase 500,000 shares at $.12 per share. The spread between the stock price and the exercise price on the date of grant of $54,300 was accrued in 1998 as a compensation cost.

            In September 2000, as part of an overall termination agreement, the president agreed to cancel all rights to the above mentioned options. (See related subsequent event footnote.)

            In January 1999, the Company issued 350,000 shares of common stock to its attorneys in payment of past services valued at $31,638. The value of the services was accrued in 1998.

            In January 1999, various noteholders exercised options to purchase 521,437 shares of common stock for $.11 per share.

            In February 1999, the Company completed a $300,000 financing of convertible notes. The notes bear interest at 10% per annum and are convertible at the lower of $.08 per share or 90% of the average closing price for the five days preceding the date of conversion. In the event of conversion, the holder will receive an option to purchase for $.12 per share, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            In April 1999, the Company purchased a 51% interest in JST in exchange for 5,000,000 shares of unregistered common stock, and escrowed an additional 1,000,000 shares to settle outstanding JST liabilities. JST, formed in 1998, is a regional trucking company in the business of short-haul freight transportation and landfill management. The transaction will be accounted for as a purchase.

            During 1999, the Company completed a $1,424,000 financing of convertible notes. The notes bear interest at the rate of 10% per annum and are convertible at the lower of $.14 per share, or 90% of the average closing price of the common stock for the ten trading days preceding the date of conversion. The notes also contain a contingent option provision granting the holder one-half share of common stock for every share acquired on conversion of the note. The contingent options are exercisable at $.18 per share and expire on the later of April 30, 2000 or 90 days following the effective date of an SEC registration of the Company's common stock. The note proceeds were used to pay accrued liabilities, purchase fixed assets, and provide operating capital.

            In August 1999, the Company granted two-year options to purchase up to 1,900,000 shares of common stock for $.40 per share to two consultants. A total of 500,000 vested immediately for services previously performed; the balance of the options vest in accordance with a schedule of services to be rendered over a two-year period. At December 31, 1999, 800,000 options expired for lack of performance.

            In September 1999, the Company settled a $63,000 debt owed to a vendor for track maintenance with the issuance of 200,000 shares of common stock valued at $33,000,and a $30,000 unsecured promissory note bearing interest at 10% per annum. The note is convertible into common stock at the lower of $.55 per share or 90% of the average closing price of the common shares for the ten trading days preceding the date of conversion. In the event of conversion, the holder will be entitled to an option to purchase for $.75 per share, an additional one-half share for every share of common stock acquired on conversion through December 31, 2000. The note matures on August 31, 2000.

            In September 1999, the Company filed a certificate of amendment with the State of Delaware authorizing an increase in the number of common shares to 200,000,000 and an increase in the number of preferred shares to 1,000,000.

            In September 1999, the Company granted options to purchase 500,000 shares of common stock to the law firm in which its general counsel is a partner. The options are exercisable at the lower of $.40 per share or 90% of the average closing price of the common shares for the ten days preceding the date of exercise. Options to purchase 300,000 shares were issued for services rendered prior to the grant; the balance is for future services. The firm purchased 300,000 shares at $.40 by applying $120,000 of accrued legal fees towards the exercise price.

            In September 1999, the Company granted to consultants options to purchase 250,000 shares at $.68 per share and 250,000 shares at $.85 per share. These options subsequently expired.

            Between November 5, 1999 and December 31, 1999, the company converted the sum of $615,800 (including accrued interest of $47,834) in convertible notes payable into shares of common stock. Conversion rates vary between $.08 and $.14 per share. The company issued common shares totaling 8,018,036.

            On November 29, 1999 the company converted 180 shares of cumulative preferred stock into shares of common stock. Common shares issued totaled 249,055.

NOTE K -    INCOME TAXES

            The Company has not recorded any provision for federal and state income taxes through December 31, 1999. The actual tax expense for 1999 differs from "expected" tax expense (computed by applying the statutory U.S. federal corporate tax rate of 34% to income before income taxes) as follows:


            Computed "expected" tax benefit            $(886,000)
            State income tax benefit, net of
             federal income tax benefit                 (153,000)
            Change in valuation allowance
             for deferred tax assets allocated
             to income tax expense                       782,000
            Permanent differences                        239,000
                                                       ---------
                                                       $       -
                                                       =========

The sources and tax effects of temporary differences giving rise to the Company's deferred tax assets (liabilities) at December 31, 1999 are as follows:

            Current:
            Accruals and reserves                    $ 151,000
            Other                                        5,000
                                                     ---------
                                                       156,000
            Valuation allowance for net current
            deferred tax asset                        (156,000)
                                                    ----------
            Total net current deferred tax asset   $         -
                                                   ===========

            Noncurrent:
            Net operating losses                    $2,886,000
            Property, plant and equipment              (86,000)
            Deferred rent                               35,000
                                                  ------------
                                                     2,835,000
            Valuation allowance for net noncurrent
            deferred tax asset                      (2,835,000)
                                                    ----------

            Total net noncurrent deferred tax asset  $       -
                                                    ===========

            As a result of significant pretax losses in 1999, management cannot conclude that it is more likely than not that the deferred tax asset will be realized. Accordingly, a valuation allowance has been established against the total net deferred tax asset for all periods presented. The Company has net operating losses of approximately $9,000,000 available to offset future taxable income. The losses expire at various dates ranging between 2000 and 2019. Utilization of these losses may be limited based on IRS and state change-of-ownership rules.

            The Company and its subsidiaries file separate federal and state income tax returns.

NOTE L -    COLLECTIVE BARGAINING AGREEMENT

            NYCH has entered into a collective bargaining agreement with the local chapter of the Seafarers Union and United, Industrial, Service, Transportation, Professional and Government Workers of North America, covering those employees in the transportation and delivery of rail traffic. This agreement covers 100% of the non-management employees associated with NYCH. The contract presently runs year-to-year and was renewed through December 31, 1999. In December 1999, the Company and the union agreed to extend the contract for a period of six months. In August 2000, negotiations on a long-term agreement were entered into.

NOTE M -    VALUATION AND QUALIFYING ACCOUNTS

            Balance - beginning of year     $ 13,715
            Charged to expense                83,224
            Write-offs, net of recoveries    (38,224)
                                            --------
            Balance, end of year            $ 58,715
                                            ========

NOTE N -    PREFERRED STOCK/TEMPORARY EQUITY

            In 1998, the Company reversed the issuance of 12,500 shares of Series B Cumulative Convertible Preferred Stock ("the Preferred Shares") to the Company's former president which were issued in exchange for his return of 10,000,000 common shares. Counsel determined that the preferred shares were invalidly issued because an amendment to the terms of the Series B shares required shareholder approval, which the Company never obtained. The Company has not returned the 10,000,000 shares to the former president and accordingly has recorded the redemption value of the common shares in a temporary equity account pending resolution of the transaction.

            In December 1999, the Board of Directors established the Company's Series C Preferred Stock, ("Series C"), by authorizing the issuance of up to 500,000 shares. The Series C has an annual dividend of $0.10 per share. Dividends not declared by the Board cumulate and accrue interest at 10% per annum. Upon liquidation or dissolution, each share is entitled to distribution of $1.20 plus unpaid dividends prior to distribution to holders of common. The shares contain a provision whereby the holder has a 300 to 1 voting right per share. The shares are convertible into common at the election of the holder, subsequent to June 1, 2000. Each share of Series C is convertible into 12.82 shares of common stock or 90% of the 5 day average closing bid price of the Company's common stock plus accrued interest. For each share of common stock received on conversion, the holder is entitled to purchase 1.042 shares of the Company's common stock at $0.12 per share.

            In June 2000, 500,000 shares of Series C were issued to John Marsala in exchange for a $500,000 delinquent note due him.

NOTE O -    SEGMENT INFORMATION

            The following information is presented in accordance with SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which was adopted by the Company during 1999.

            NYCH operates in the transportation and delivery of rail traffic via barges segment. During 1999 the Company acquired a 51% interest in JST which operates in the regional trucking business of short-haul freight transportation and landfill management segment.

            The Company's reportable segments are strategic business units that offer different services. They are managed separately because each business requires different technology and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

            The following tables provide summarized information concerning the Company's reportable segments.


                                     Railroad         Trucking

                                    Operations       Operations       Total
                                  ---------------    ------------  ------------

Year ended December 31, 1999

  Operating revenues               $    898,866      $ 4,248,502   $ 5,146,918

  Gross profit                          (29,641)         445,203       415,562

   Segment profit (loss)             (5,423,462)          51,111   (5,372,351)

   Interest income                            40               -            40

   Interest expense                    3,816,530          31,240     3,847,770

   Depreciation and                      183,325         135,000       318,325
amortization

            MAJOR CUSTOMER

            Trucking operations sales to Waste Management Inc., represented approximately 24% of net sales. There was no other customer of the Company whose sales exceeded 10%.

NOTE P -    SUBSEQUENT EVENTS

            In January 2000, the PANYNJ enforced its judgements by placing a lien on the Company's accounts receivables with Norfolk Southern ("NS"). In February 2000 the Company and the PANYNJ reached a temporary repayment agreement whereby, NS would remit 20% of all accounts receivable due the Company to the PANYNJ until such time as a permanent agreement could be reached. The temporary repayment agreement has been subsequently extended on several occasions. Through July 2000 approximately $19,000 has been remitted to the PANYNJ in partial satisfaction of the judgments. Management is currently negotiating with the PANYNJ in an attempt to arrive at a settlement amount and structure a long-term repayment schedule.

            In January 2000, JST entered into a working capital demand note with certain related parties.

            In March 2000, the Company's corporate counsel exercised 200,000 options at $.40 per share. The options were originally granted in satisfaction of prior legal fees owed.

            In September 2000, the Company's corporate counsel exercised 302,086 options at $.21 per share. The options were exercised in order to satisfy accrued legal fees in the amount of $63,438, incurred by the Company through August 2000.

            In September 2000, the Company terminated the services of its current President (Mr. Robert Bentley) under the current employment agreement. As part of the termination agreement, the company agreed to compensate the former president for wages due from the date of termination through December 31, 2000. In addition, the Company agreed to issue common shares per the original employment agreement. The Company will issue share grants of 333,333 shares per year for a three year period.

            In September 2000, the Company hired a President of NYRR, NYCHRR, CHP and OSK. The Company entered into an agreement whereby the President and his designated affiliate will receive an annual salary of $84,000. In addition, the President is eligible for incentive bonuses. These bonuses are a combination of cash and stock options. The incentive bonuses are based upon performance related to sales increases of NYCHRR. This agreement is for a period of one year and is renewable at the option of the parties.

            In September 2000, the Company hired a Vice President of Operations of NYRR, NYCHRR and CHP. The Company and the individual entered into an employment agreement. This agreement provides for annual compensation of $42,000. The agreement further stipulates that for every six months of satisfactory service, the VP of Operations is vested for 25,000 options. This agreement is for a period of one year and is renewable at the option of the parties.

            On September 1, 2000 the Company was informed by the Gloucester County Landfill Improvement Authority (GCLIA) that the current waste supply agreement between the companies will not be renewed. Therefore, effective December 31, 2000, the company will no longer be entitled top dispose of waste at current rates. The company is currently negotiating with other landfill facilities and anticipates continuing landfill operations without any interruption.

            As of October 1, 2000 the Company is currently negotiating a new three-year agreement with the Seafarers Union. It is management's intention that an agreement will be reached shortly. (See Note L).

            In November 2000, a former officer was issued 166,665 shares as part of his employment agreement.

NOTE Q -    RESTATEMENT

            The accompanying financial statements have been restated to record the value of the warrants and options issued primarily to convertible debt holders of $2,166,923 upon the conversion of the notes and the exclusion of the first three months of JST's operations of $467,649 of revenues and expenses.

            The effect of such restatement on the Company's 1999 financial statement is as follows:


                                    As                               As
                                 Reported        Adjustments      Restated
                                 --------        -----------      --------
      Statement of Operations
       Adjustments
        Operating revenues      $5,614,567        $467,649       $5,146,918
        Operating expenses       5,107,981        (376,625)       4,731,356
        Administrative expenses  2,147,766        ( 91,024)       2,056,742
        Loss before other
         (income) expenses      (1,641,180)              -       (1,641,180)

      Other (income) expense    $1,624,609      $2,166,923       $3,791,532
        Net loss                (3,205,428)      2,166,923       (5,372,351)
        Net loss per common
         share basic            $    (0.02)     $    (0.02)      $    (0.04)

                         INDEPENDENT AUDITORS' REPORT





To the Stockholders
J.S. Transportation, Inc
Brooklyn, New York

We have audited the accompanying balance sheet of J.S. Transportation, Inc as of December 31, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the period from November 18, 1998 (Inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.S. Transportation, Inc as of December 31, 1998, and the results of its operations, changes in stockholders' equity and cash flows for the period from November 18, 1998 (Inception) to December 31, 1998 in conformity with accepted accounting principles generally accepted in the United States of America.




                                                Feldman Sherb & Co., P.C.
                                                Certified Public Accountants

New York, New York
November 15, 2001

                            J.S. TRANSPORTATION, INC.

                                  BALANCE SHEET


                                            December 31,           March 31,
                                               1998                  1999
                                          ---------------       ----------------
                                                                  (Unaudited)
                        ASSETS

CURRENT ASSETS:
 Accounts receivable                      $        -           $       10,110
 Other                                             -                   29,566
                                          ---------------       ----------------
         TOTAL CURRENT ASSETS                      -                   39,676

PROPERTY AND EQUIPMENT, net                   1,502,916             1,418,973
                                          ---------------       ----------------
                                          $   1,502,916        $    1,458,649
                                          ===============       ================

                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable                         $      20,422        $       29,841
 Current portion of long-term debt              320,136               328,387
                                          ---------------       ----------------
         TOTAL CURRENT LIABILITIES              340,558               358,228

LONG-TERM DEBT                                  650,007               608,063


STOCKHOLDERS' EQUITY:
 Common stock, no par value; 2,500
  authorized issued and outstanding               2,500                 2,500
 Additional paid-in capital                     589,284               589,284
 Accumulated deficit                            (79,433)              (99,426)
                                          ---------------       ----------------
         TOTAL STOCKHOLDERS' EQUITY             512,351               492,358
                                          ---------------       ----------------
                                          $   1,502,916        $    1,458,649
                                          ===============       ================




                       See notes to financial statements.

                            J.S. TRANSPORTATION, INC.

                            STATEMENTS OF OPERATIONS



                                         From
                                   November 18, 1998        Three Months
                                    (Inception) To             Ended
                                   December 31, 1998       March 31, 1999
                                  -------------------    ----------------
                                                            (Unaudited)

SALES                             $       205,634        $     467,649

COST OF SALES                             189,570              397,195
                                    ----------------       --------------

GROSS PROFIT                               16,064               70,454

OPERATING EXPENSES                         95,497               90,447
                                    ----------------       --------------

NET LOSS                          $       (79,433)       $     (19,993)
                                    ================       ==============



                       See notes to financial statements.

                                            J.S. TRANSPORTATION, INC.
                                            -------------------------

                                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                          Additional
                                                  Common stock          Paid - in        Accumulated
                                            -------------------------
                                              Shares        Amount       Capital          Deficit         Total
                                            -----------   -----------   -----------    --------------   -----------

Balance - November 18, 1998 (Inception)              -  $          -  $          -   $             -  $          -

     Sale of stock                               2,500         2,500             -                 -         2,500
     Capital contribution                            -             -       589,284                         589,284
     Net loss                                        -             -             -           (79,433)      (79,433)
                                            -----------   -----------   -----------    --------------   -----------

Balance - December 31, 1998                      2,500         2,500       589,284           (79,433)      512,351

     Net loss (unaudited)                            -             -             -           (19,993)      (19,993)
                                            -----------   -----------   -----------    --------------   -----------

Balance - March 31, 1999 (unaudited)             2,500  $      2,500  $    589,284   $       (99,426) $    492,358
                                            ===========   ===========   ===========    ==============   ===========





                       See notes to financial statements.

                            J.S. TRANSPORTATION, INC.


                            STATEMENTS OF CASH FLOWS



                                                 From
                                           November 18, 1998      Three Months
                                             (Inception) To           Ended
                                           December 31, 1998      March 31, 1999
                                         --------------------    ---------------
                                                                   (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                  $     (79,433)         $    (19,993)
                                           -----------------       ------------
 Adjustments to reconcile net loss
  to net cash used in operating
  activities:
 Depreciation                                     59,011                83,943

 Changes in assets and liabilities:
  Increase in accounts receivable                   -                  (10,110)
  Increase in other current assets                  -                  (29,566)
  Increase in accounts payable                    20,422                 9,419
                                           ----------------        ------------
                                                  79,433                53,686
                                           ----------------        ------------

NET CASH USED IN OPERATING ACTIVITIES               -                   33,693
                                           ----------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment             (591,784)                 -
                                           ----------------        ------------

NET CASH USED IN INVESTING ACTIVITIES           (591,784)                 -
                                           ----------------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Contribution of capital                         591,784                  -
 Payments of long-term debt                         -                  (33,693)
                                            ---------------        ------------

NET CASH USED IN FINANCING ACTIVITIES            591,784               (33,693)
                                            ---------------        ------------

CHANGE IN CASH                                      -                     -

CASH - BEGINNING OF PERIOD                          -                     -
                                            ---------------        ------------

CASH - END OF PERIOD                       $        -             $       -
                                            ===============        ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
     INFORMATION:

 Cash paid during the period for
  interest and taxes                       $        -             $       -
                                            ================       ============

 NON-CASH INVESTING AND FINANCING ACTIVITIES :

 Property and Equipment purchased
  for debt                                 $     970,143          $       -
                                            ================       ============


                       See notes to financial statements.

                            J.S. TRANSPORTATION, INC.
                            -------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
               FOR THE PERIOD ENDED NOVEMBER 18, 1998 (Inception)
               ---------------------------------------------------
                            THROUGH DECEMBER 31, 1998
                            -------------------------

1.       BUSINESS:

     J.S. Transportation, Inc. (the "Company") is a New Jersey corporation which commenced business on November 18, 1998 and incorporated on March 5, 1999. The Company, is a regional trucking company in the business of short-haul freight transportation and landfill management.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         A. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         B. Cash and cash equivalents - The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

         C. Income Taxes -. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amount and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is probable that some or all of the deferred tax asset will not be realized.

         D .Fair value of financial instruments - The carrying amounts reported in the balance sheet for accounts payable approximates fair value based on the short-term maturity of this instrument.

         E. Revenue recognition - The Company recognizes revenue in three ways depending on the scope of work performed.

                  1) Transportation Services - Revenue is recognized on the date the freight is delivered to the customer consignee.

                  2) Transportation and Landfill Services - Revenue is recognized on a per ton basis subject to a minimum charge when the freight is delivered by the Company to the

                  Company's contracted landfill.

                  3) Landfill Services - Revenue is recognized on a per ton basis when the freight is delivered by outside parties to the Company's contracted landfill. The Company recognizes revenue as earned on the date of the freight delivery to the consignee or other commercial carrier.

         F. Major Customers - During the period ended December 31, 1998, one customer accounted for 80% of the Company's sales while a second customer accounted for 11% of the Company's sales.

         G. Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. The cost of additions and improvements are capitalized while maintenance and repairs are expensed when incurred.

                  Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which is five years.

3.       PROPERTY AND EQUIPMENT

                  Property and equipment consist of the following:

                     Tractors                          $ 1,161,749
                     Trailers                              400,178
                                                       -------------
                                                         1,561,927
                     Less accumulated depreciation          59,011
                                                       -------------
                                                       $ 1,502,916
                                                       =============

                  Depreciation expense totaled $59,011 for the period from November 18, 1998 (Inception) to December 31, 1998.

4.       LONG-TERM DEBT

                  Various notes in the amount of $970,143, collateralized by transportation equipment; interest payable at rates between 5% to 14%; monthly payments vary and are due through October 2002.

                  Maturities of long-term debt are as follows:

                           December 31,

                                 1999                         $ 320,136
                                 2000                           325,360

                                 2001                           220,180
                                 2002                           104,467


5.       INCOME TAXES

         As of December 31, 1998, the Company has available unused federal net operating loss ("NOL") carryovers of approximately $32,000 that may be applied against future taxable income and expire in 2013. As result of net losses, since inception, the Company has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined.



Deferred tax asset:
     Net operating loss carryforward             $               32,000
     Valuation allowance                                        (32,000)
                                                          ----------------------
Net deferred tax asset                           $                 -
                                                          ======================



6.       SUBSEQUENT EVENTS

                  In April 1999, a 51% interest in the Company was sold to New York Regional Rail Corporation ("NYRR") in exchange for 5,000,000 shares of NYRR common stock and an additional 1,000,000 shares of NYRR common stock escrowed to pay liabilities.

                             NEW YORK REGIONAL RAIL
                          CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                           DECEMBER 31, 1998 and 1997

                        Report of Independent Accountants



To the Board of Directors
New York Regional Rail Corporation

We have audited the accompanying consolidated balance sheets of New York Regional Rail Corporation (the "Company") at December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31. 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the fiscal 1998 financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1998 and the consolidated results of operations and cash flows for each of the years in the three-year period ended December 31, 1998.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note N to the financial statements, the Company has suffered recurring losses from operations and working capital deficits that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note N. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in Note Q, the financial statements for each of the years in the three-year period ended December 31,1998 have been restated.

                                   Schneider & Associates LLP
                                   (formerly Schneider Ehrlich & Associates LLP)


November 30, 1999, except for
Note Q, which is dated December 29, 2000
Jericho, New York

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,
                                                       1998         1997
ASSETS                                                RESTATED - SEE NOTE Q
   Current assets
     Cash                                         $    8,291   $   12,429
     Accounts receivable, net of allowance for
     doubtful accounts of $13,715 and $13,715,
     respectively                                    114,152       93,623
     Other current assets                             10,495       19,724
                                                  ----------   ----------
     Total current assets                            132,938      125,776

     Property, plant and equipment - net           2,882,824    3,169,147

     Other assets                                    101,950      114,775
                                                  ----------    ---------

     Total assets                                $ 3,117,712  $ 3,409,698
                                                  ==========   ==========

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' DEFICIT
 LIABILITIES
   Current liabilities
     Current maturities of long-term debt       $     46,000    $      --
     Convertible promissory notes:
       Related parties                               624,003      244,300
       Others                                         61,800       50,000
     Other short-term debt:
       Related parties                               166,327      207,876
       Others                                        787,448      901,980
     Accounts payable                                566,967      508,599
     Accrued expenses                              2,058,274    1,937,794
     Payroll taxes payable                           822,570    1,134,175
                                                  ----------   ----------

   Total current liabilities                       5,133,389    4,984,724
                                                  ----------   ----------

   Noncurrent liabilities:
     Deferred rent payable                            87,000       75,795
     Long-term debt                                  153,725           --
                                                  ---------- ------------

   Total noncurrent liabilities                      240,725       75,795
                                                  ----------   ----------

   Total liabilities                               5,374,114    5,060,519
                                                  ----------   ----------


                                   (continued)

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                                       1998         1997

RESTATED - SEE NOTE Q

   Temporary equity - redemption value of common
   stock returned by former president                 1,512,500         --

Commitments and contingent liabilities (see notes)

STOCKHOLDERS' DEFICIT
   Preferred Stock, $.001 par value, 4,999,820
     shares authorized; no shares issued and
     outstanding
   Series B Convertible Preferred Stock, $.001
    par value, 180 shares authorized;
     180 and 180 shares issued and outstanding,
     respectively; stated at liquidation value           18,000      18,000
   Common stock, $.0001 par value,
     150,000,000 shares authorized;
     145,619,459 and 144,512,610 shares
     issued and outstanding, respectively                14,562      14,451

   Additional paid-in capital                         4,170,704   4,248,864
   Accumulated deficit                               (7,972,168) (5,932,136)
                                                     ----------  ----------

   Total stockholders' deficit                       (3,768,902) (1,650,821)
                                                     ----------  ----------

   Total liabilities, temporary equity and
   stockholders' deficit                            $ 3,117,712 $ 3,409,698
                                                     ==========  ==========

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  DECEMBER 31,

                                         1998          1997         1996
                                         ----          ----         ----

RESTATED - SEE NOTE Q

Operating revenues                   $ 1,178,507    $ 1,335,468  $ 1,330,990

Operating expenses                     1,002,428      1,226,524      812,793
                                      ----------     ----------   ----------

Income from operations                   176,079        108,944      518,197

Administrative expenses                1,461,882      1,602,653    1,610,064
                                      ----------     ----------   ----------

Loss before other expenses            (1,285,803)    (1,493,709)  (1,091,867)

Other expenses
   Interest expense                     (644,229)      (407,135)    (148,840)
   Write-off of investment in EDTI           --             --      (750,000)
   Loss on disposition of equipment     (110,000)      (167,095)           --
                                      ----------     ---------- -------------

Total other expenses                    (754,229)      (574,230)    (898,840)
                                      ----------     ----------   ----------

Net loss                              (2,040,032)    (2,067,939)  (1,990,707)
Preferred stock dividends                    --        (444,686)     (25,000)
                                 --------------      ----------   ----------

Net loss applicable to common stock  $(2,040,032)   $(2,512,625) $(2,015,707)
                                      ==========     ==========   ==========

Per share data:
   Basic and diluted                    $(.01)         $(.02)        $(.02)
                                         ====           ====          ====

Weighted average number of common
   shares used in basic and diluted loss
   per share                         147,930,994    128,538,466  102,103,351
                                     ===========    ===========  ===========

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  DECEMBER 31,

                                         1998          1997         1996
                                         ----          ----         ----
                                             RESTATED - SEE NOTE Q

Increase (decrease) in cash
Cash flows from operating activities:
     Net loss                        $(2,040,032)   $(2,067,939)  $(1,990,707)

Adjustments to reconcile net loss to net
   cash used in operating activities
     Depreciation and amortization       178,232        217,369       212,479
     Write-off of investment in EDTI         --             --        750,000
     Loss on disposition of equipment   (110,000)       167,095           --
     Common stock and options issued
       for services                       75,311        273,793       335,003
     Beneficial conversion feature of
       convertible debt                  444,150        174,552           --
     Other non-cash charges               63,597         36,334        11,325

 Changes in operating assets and liabilities:

       Accounts receivable               (20,529)       (46,681)      283,120
       Other current assets                9,229         10,010        21,029
       Decrease in other assets            1,500         92,000        (8,259)
       Accounts payable                   58,368       (228,176)      167,380
       Accrued expenses                  349,573        289,279      (739,569)
       Payroll taxes payable            (311,605)      (222,417)      444,499
       Deferred rent payable              11,205         15,159        15,160
                                      ----------     ----------   -----------

        Total adjustments                969,031        778,317     1,492,167
                                      ----------     ----------    ----------

Net cash used in operating activities (1,071,001)    (1,289,622)     (498,540)
                                      ----------      ----------    ----------

Cash flows from investing activities:
   Purchase of property, plant and
     equipment                            (1,759)       (49,020)          --
   Investment in EDTI                         --             --     (250,000)
                                    -------------  -------------    ----------

Net cash used in investing activities     (1,759)       (49,020)     (250,000)
                                     -----------     ----------    ----------

                                                                   (continued)

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  DECEMBER 31,

                                         1998          1997         1996
                                         ----          ----         ----

RESTATED - SEE NOTE Q

Cash flows from financing activities:
   Increase in convertible promissory
    notes - others                      325,000       264,400          --
   Increase in convertible promissory
    notes - related parties             899,703       244,300          --
   (Payments of) receipts from other
     short-term debt - related parties  (41,549)       40,452       26,900
   (Payments of) receipts from other
     short-term debt - others          (114,532)      255,913      (46,437)
   Proceeds from issuance of common
     stock                                   --            --       750,401
   Proceeds from issuance of convertible
     preferred stock                         --        484,600       25,000
                                  -------------     ----------  -----------

Net cash provided by financing
  activities                          1,068,622      1,289,665      755,864
                                     ----------     ----------   ----------

Net increase (decrease) in cash           (4,138)      (48,977)       7,324
Cash at beginning of year                 12,429        61,406       54,082
                                     -----------    ----------   ----------

Cash at end of year                 $      8,291   $    12,429  $    61,406
                                     ===========    ==========   ==========

Supplemental cash flow information:
 Cash paid during the year for:
     Interest                          $   1,138   $       --    $      --

Non-cash transactions:
   Conversion of accounts payable
     to common stock                   $      --    $     9,518   $      --
   Conversion of debt to common stock  $ 914,990    $   339,409   $      --
   Conversion of Series A Convertible
     Preferred Stock to common stock   $      --    $    25,000   $      --
   Conversion of Series B Convertible
     Preferred stock to common stock   $ 466,600   $       --    $      --


                 See notes to consolidated financial statements

                    NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE PERIOD FROM JANUARY 1, 1996 TO DECEMBER 31, 1998
                              RESTATED - SEE NOTE Q


                             Common Stock     Preferred Series A   Preferred Series B    Additional     Accumulated
                           Shares    Amount   Shares      Amount   Shares      Amount  Paid-in Capital    Deficit       Total
                           ------    ------   ------      ------   ------      ------  ---------------  -----------     -----

Balances at
 January 1, 1996         82,496,223 $ 8,250       --      $   --       --      $   --    $  241,750     $(1,873,490)  $(1,623,490)
Issuance of common
 stock in connection
 with reverse merger     15,044,659   1,504       --          --       --          --       425,225              --       426,729
Private offering of
 common stock            12,684,615   1,269       --          --       --          --       749,132              --       750,401
Common stock issued
 for services             8,851,806     885       --          --       --          --       334,118              --       335,003
Issuance of Series A
 Convertible Preferred
 Stock                           --      --    1,000      25,000       --          --            --              --        25,000
Net loss for the year            --      --       --          --       --          --            --      (1,990,707)   (1,990,707)
                     --------------- -------- -------- --------- --------  ----------  ------------       ----------    ----------
Balances at
 December 31, 1996      119,077,303  11,908    1,000      25,000       --          --     1,750,225      (3,864,197)   (2,077,064)
Issuance of Series B
 Convertible Preferred
 Stock                           --      --       --          --    4,846     484,600            --              --       484,600
Common stock issued
 for services         2,474,400 247      --       --          --       --          --       267,671              --       267,918
Common stock issued
 to retire debt       1,982,615 198      --       --          --       --          --        99,802              --       100,000
Conversion of Series
 A Convertible Preferred
 Stock into common stock  2,785,000     279   (1,000)    (25,000)      --          --        24,721              --            --
Conversion of debt into
 common stock             1,393,025     139       --          --       --          --       239,270              --       239,409
Common stock issued
 in exchange for
 subsidiary shares       11,667,667   1,167       --          --       --          --     1,220,661              --     1,221,828
Value assigned to
 beneficial conversion
 feature of convertible notes    --      --       --          --       --          --       174,552              --       174,552
Conversion of Series
 B Convertible Preferred
 Stock into common stock  5,132,600     513       --          --   (4,666)   (466,600)      466,087              --            --
Stock purchase warrants
 issued for services             --      --       --          --       --          --         5,875              --         5,875
Net loss for the year            --      --       --          --       --          --            --      (2,067,939)   (2,067,939)
                     -------------------------------------------------------------------------------------------------------------
Balances at
 December 31, 1997      144,512,610   14,451      --          --      180      18,000     4,248,864      (5,932,136)   (1,650,821)
Common stock issued to
 settle accounts payable    400,000       40      --          --       --          --        29,478              --        29,518
Conversion of debt into
 common stock            10,251,295    1,025      --          --       --          --       884,447              --       885,472
Value assigned to
 beneficial conversion
 feature of convertible notes    --       --      --          --       --          --       444,150              --       444,150
Stock purchase warrants
 issued for services             --       --      --          --       --          --        11,695              --        11,695
Exercise of stock
 purchase warrants          455,554       46      --          --       --          --        44,954              --        45,000
Stock options issued
 in connection with
 convertible debt                --       --      --          --       --          --        18,616              --        18,616
Return of common stock
 by former president    (10,000,000)  (1,000)     --          --       --          --    (1,511,500)             --    (1,512,500)
Net loss for the year            --       --      --          --       --          --            --      (2,040,032)   (2,040,032)
                     --------------- -------- -------- --------- --------  ----------- ------------ ---------- --------------------
Balances at
 December 31, 1998      145,619,459  $14,562      --     $    --      180    $ 18,000   $ 4,170,704     $(7,972,168)  $(3,768,902)
                     ==============================================================================================================


NOTE A - NATURE AND ORGANIZATION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Description of the Merger with New York Regional Rail Corporation

            New York Regional Rail Corporation (the Company), a Delaware corporation formerly known as Bestsellers Group, Inc. (BSLR) was incorporated on April 19, 1994 under the laws of the state of Delaware. From April 1994 through July 1995, BSLR was engaged in the purchase of various businesses in diverse markets, including gift distribution, magazine and music publishing, electronic signage technology, and product licensing. As of the date of the proposed merger, BSLR did not have operations or significant assets, as its businesses had either been discontinued, sold or were in the process of being sold, or were in the early stages of development.

            In May 1996, BSLR merged with New York Regional Rail Corporation
            (NYRR) pursuant to an Agreement to Exchange Stock dated May 20, 1996 by and between the BSLR and NYRR (the "Merger Agreement"). Under terms of the Merger Agreement, NYRR exchanged all of its issued and outstanding shares for 82,496,223 Company shares. After the merger, the Company owned 84.57% of the outstanding common stock of the combined entity and became the surviving corporation to the merger. In addition, the Articles of Incorporation and the Bylaws of NYRR became the Articles of Incorporation and Bylaws of the Company, the directors and officers of NYRR became the directors and officers of the Company, and the Company, the legal parent company, changed its name to New York Regional Rail Corporation. This transaction is considered a reverse merger.

            Application of reverse merger accounting results in the following:

            1. The consolidated financial statements of the combined entity are issued under the name of the legal parent, but the entity is considered a continuation of the legal subsidiary (NYRR).

            2. As NYRR is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying values.

            3. Amounts presented for periods prior to May 1996 are those of NYRR, the legal subsidiary. All shares for periods prior to May 1996 have been retroactively adjusted for the recapitalization of shares.

            4. Costs related to the transaction with the Company were expensed during 1996.

            Description of Business

            The Company operates an ICC certified railroad through its majority-owned subsidiary, New York Cross Harbor Railroad Terminal Corporation ("NYCH"). Its business is to transport rail traffic and to deliver that rail traffic via barges across New York Harbor and the East River, thus connecting the Long Island Railroad and other lines. In addition, it receives and delivers railcars at certain industrial facilities located on a ten and one-half mile stretch of partially owned and partially leased track on the Brooklyn, New York waterfront, and two and one-half miles of its own tract located at its Greenville Yard in Jersey City, New Jersey. Another majority-owned subsidiary, CH Proprietary, Inc., formerly CH Partners, Inc. ("CHP") holds title to the railroad, marine and terminal equipment used in the business. At December 31, 1998, the Company owned 93.4% and 94.5% of NYCH and CHP, respectively.

            Basis of Presentation

            The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, NYCH and CHP. All intercompany transactions and balances have been eliminated.

            Revenue Recognition

            The Company's Railroad operations recognize revenue on the date of the freight delivery to the consignee or the other commercial carrier.

            Property, Plant and Equipment

            Property, plant and equipment are stated at cost, less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred.

            Depreciation and amortization is calculated using the straight-line method. The estimated depreciable lives are 5 years for machinery and equipment, 20 years for marine assets, between 10 and 40 years for track and roadbed and between 10 and 20 years for operating equipment.

            Major customers

            The Company had sales to major customers as follows:

                                                   December 31,
                                       1998           1997          1996

            Customer A                 $134,312     $419,380       $138,024
            Customer B                  544,504      428,676        351,446
            Customer C                  350,252      402,634        546,616

            Concentration of credit risk

            At December 31, 1998, 61% of accounts receivable was concentrated in one customer. Credit is extended to customers based on an evaluation of each customer's financial condition, generally without requiring collateral or other security. Due to the historical concentration of receivables and relatively small customer base, the Company could be exposed to a large loss if one of its major customers were not able to fulfill its financial obligations.

            Minority interests

            The minority interest accounts have been reduced to zero for all periods presented as a result of cumulative operating losses. Accordingly, the portion of the losses that would normally be assigned to the minority interest stockholders ("excess losses") are recognized by the Company. The Company will recognize 100% of any subsequent profits until such time as the excess losses previously recognized by the Company have been recovered.

            Beneficial conversion feature of convertible securities

            Since 1996, the Company has issued convertible debt and equity securities with nondetachable conversion features that have intrinsic value at the date of issue. In accordance with applicable accounting rules, the Company measures this beneficial conversion feature at the issue date by multiplying the number of shares into which the security can be converted by the spread between the market price of its common stock and the conversion price of the security. The resulting discount is recognized by allocating a portion of the proceeds equal to the discount to additional paid-in capital. For convertible debt securities, the discount is amortized to interest expense over the period ending on the date the security first becomes recognized by allocating a portion of the proceeds equal to the discount to additional paid-in capital. For convertible debt securities, the discount is amortized to interest expense over the period ending on the date the security first becomes convertible. For convertible preferred stock, the discount is amortized as a dividend charge. The amount of the discount is limited to the amount of proceeds allocated to the convertible instrument.

            Income taxes

            The Company accounts for its income taxes using the liability method, which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss carryforwards. Deferred tax expense or benefit is recognized as a result of the changes in the assets and liabilities during the year. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

            Long-lived assets

            In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company records impairment losses on long-lived assets used in operations, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

            Use of estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

            Earnings per share

            Basic loss per share is computed using the weighted average number of shares of outstanding common stock. Diluted loss per share for the years ended December 31, 1998, 1997 and 1996 is based only on the weighted average number of common shares outstanding during each of those years, as the inclusion of 2,785,000, 7,956,680 and 30,181,881 common stock equivalents, respectively, would have been anti-dilutive. Common stock equivalents consist of stock options, warrants, convertible preferred stock, and convertible debt.

            Since December 31, 1998, the Company has issued a total of 9,595,220 shares of common stock, and approximately 26,000,000 common stock equivalents.

            The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued to Employees." In accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", the Company adopted the pro forma disclosure requirements of SFAS 123.

            Effect of recently issued accounting standards

            In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the new way that public enterprises report information about operating segments in annual financial statements, and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 by the Company in 1998 did not have a significant impact on the Company's current disclosures.

            In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits, which standardizes the disclosure requirements for pension and other post-retirement benefits. The adoption of SFAS No. 132 did not materially impact the Company's current disclosures.

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the Balance Sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company believes that the adoption of SFAS No. 133 on January 1, 2000 will not have a significant effect on its financial statements.

            In June 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts of these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 will not have a significant effect on its financial statements.

          In February 1999 the Financial Accounting Standards Board issued SFAS No. 135, Rescission of Financial Accounting Standards Board No. 75 (SFAS No. 75) and Technical Corrections. SFAS No. 135 rescinds SFAS No. 75 and amends Statement of Financial Accounting Standards Board No. 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 will not have a significant effect on its financial statements.

NOTE B -    PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment consists of the following:

                                                   1998           1997
                                                   ----           ----

            Marine equipment and dock facilities  $1,334,092     $1,334,092
            Railroad locomotive cars and equipment   215,205        215,205
            Track and related land improvements    1,210,498      1,210,498

            Idle property and equipment            1,450,000      1,450,000
            Other                                    256,165        404,256
                                                   ---------      ---------
                                                   4,465,960      4,614,051
            Less:  Accumulated depreciation        1,583,136      1,444,904
                                                   ---------      ---------
                                                  $2,882,824     $3,169,147
                                                   =========      =========

            Fixed assets include certain railroad operating assets acquired under a Lease and Asset Agreement dated January 20, 1993 between Consolidated Rail Corporation ("Conrail"), CRC Properties, Inc., an affiliate of Conrail ("CRCP") and NYCH. Under terms of the agreement, Conrail sold to NYCH for $1.00 all of the assets located on Conrail-owned property in Greenville, New Jersey that NYCH is renting pursuant to a 30-year lease. (See Note G). The assets, consisting principally of float bridges, roadbeds and track, and marine mooring cells, were recorded on the Company's books at the $1.00 purchase price. Based on independent valuations, the assets have an estimated current value of approximately $3,023,000.

            In the event that it cancels or otherwise terminates the lease, the Company will be obligated to remove the assets from the property. Conrail, however, may elect at its sole option to repurchase the assets for $1.00, in which case the Company would be relieved of the removal obligation.

            Idle property and equipment includes i) three of the Company's four carfloat barges with an original cost of $875,000 (net book value of $611,170), which have been idle since 1995. The barges are in working order but were taken out of service due to unfavorable business conditions. Two of the barges were returned to service in 1999; ii) terminal infrastructure with an original cost of $425,000 ( net book value of $212,500) located at an idle terminal which the Company plans to re-open; and iii) three locomotives with an original cost of $150,000 (net book value of $51,097), which require repair work.

            Depreciation expense totaled $178,232, $217,369 and $212,479 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE C -    PAYROLL TAXES PAYABLE

            Payroll taxes payable includes overdue federal, state and local taxes, plus estimated penalties and interest. In 1999, the Company paid approximately $510,000 in settlement of various outstanding federal payroll tax liabilities, and received a refund from the Internal Revenue Service ("IRS") of approximately $80,000 for overcharges. Also in 1999, the Company filed approximately $165,000 of additional federal penalty abatement claims. The IRS has not yet decided on these claims.

NOTE D -    ACCRUED EXPENSES

            Accrued expenses consist of the following:
                                                    December 31,
                                                    1998           1997
                                                    ----           ----

            Property taxes - City of New York     $  398,700     $  377,896
            Property taxes - New Jersey              236,390        145,745
            Port Authority judgments (including
                 accrued interest) - see Note Q      658,225        603,876
            Other accrued expenses                   764,959        810,277
                                                ------------   ------------
            Total                                 $2,058,274     $1,937,794
                                                  ==========     ==========

            The Company is involved in a long-standing dispute with the City of New York over property tax assessments dating back to 1984 (see Note
            I).

            New Jersey property tax accruals as of December 31,1998 cover the periods from 1996 to 1998, and include interest of approximately $47,000.

NOTE E -    SHORT-TERM DEBT

            A.  Convertible Promissory Notes
                                                         1998        1997
            Related party lenders:

            Private investor                           $289,003    $184,300
            Former president                             40,000          --
            Former officer/wife of former president     200,000      60,000
            Private investment company                   45,000          --
            Stockholder in private investment company     50,000         --
                                                      ------------------------
                                                       $624,003    $244,300

            Private investor

            Note payable issued in 1997 in the original amount of $184,300 bearing interest at 10% per annum with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.075 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, one additional share of common stock for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration. In 1998, the noteholder converted $47,262 of loan principal into 630,160 shares of common stock, and received an option to purchase an additional 630,160 shares for $.12 per share. In consideration of extending the loan, the Company increased the ratio of the remaining contingent option to 1.5 shares for each share acquired on conversion, effective in 1999. Additional note principal of $100,000 was converted into 1,333,333 shares of common stock in January 1999, which entitled the noteholder to an option to purchase an additional 2,000,000 shares at $.12 per share.

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 56,250 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party , or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 59,624 shares on the same terms as the initial option. In the event of conversion, the revised note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the amount of $101,965 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            During 1998, the private investor converted additional loan principal and accrued interest of $52,084 into 458,744 shares. As a result of the conversions, the lender received options to purchase 114,944 shares for $.25 per share.

Former president

            Note payable in the amount of $40,000 bearing interest at 10% per annum and due March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            Former officer/wife of former president

            Note payable issued in 1997 in the amount of $60,000 bearing interest at 10% per annum, with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.075 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. Note principal of $25,000 was converted into 333,333 shares of common stock in January 1999.

            Note payable in the amount of $25,000 bearing interest at 10% per annum, with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.20 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            Note payable in the amount of $35,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 43,750 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 46,375 shares on the same terms as the initial option.

            Note payable in the amount of $80,000 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            Private investment company

            Note payable in the amount of $45,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 43,750 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 72,500 shares on the same terms as the initial option. In the event of conversion, the revised note grants the noteholder an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            During 1998, the private investment company converted additional loan principal and accrued interest of $448,565 into 5,348,752 shares. As a result of the conversions, the lender received warrants to purchase the following: 1,250,000 shares for $.12 per share, 550,000 shares for $.15 per share, 1,250,000 shares for $.20 per share, and 178,292 shares for $.25 per share. The warrants are exercisable through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Stockholder in private investment company

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

Others:
                                                          1998        1997
                                                          -----       -----

            a) Note payable                           $      --      $50,000
            b) Note payable                              50,000
            c) Note payable                              11,800           --
                                                       ---------------------
            Total                                       $61,800     $50,000
                                                        =======     =======

a)             Note payable in the amount of $50,000 bearing interest at 10%.
               The note principal and accrued interest were converted into 744,013 shares in 1998.

            b) Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 62,500 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 66,250 shares on the same terms as the initial option. In the event of conversion, the revised note grants the noteholder an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            c) Note payable in the original amount of $25,000 bearing interest at 10% per annum with an original maturity of September 30, 1998.

            Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The noteholder converted $14,166 of note principal and accrued interest into 127,059 shares during the year, which entitled him to receive an option to purchase 31,765 additional shares for $.25 per share. In consideration of extending the balance of the note, the revised note grants the noteholder an option to purchase for $.12 per share, as adjusted, three-quarters additional share of common stock, as adjusted, for each share acquired upon conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            B. Other Short-term Debt
                                                       1998         1997
            Related parties:

            Unsecured noninterest-bearing
            advances from a Company
            attorney; due on demand.                 $    --     $   9,501

            Notes payable at 10% per annum
            due to the wife of the former
            president, maturing in 2000;
            collateralized by accounts
            receivable of NYCH. Currently in default.   67,446       67,446

            Unsecured noninterest-bearing advances
            from the Company's former president; due
            on demand.                                  98,881      130,929
                                                    ----------   ----------
            Total                                     $166,327     $207,876
                                                      ========     ========

            Other lenders:

            a) Loan payable - factor                  $359,468     $474,000
            b) Notes payable - investors               234,209      234,209
            c) Loans payable - investors                77,500       77,500
            d) Loan payable - vendor                    63,000       63,000
            e) Loan payable - former consultant          53,271      53,271
                                                     ----------  ----------
            Total                                      $787,448    $901,980
                                                       ========    ========

            a) Loan payable under an expired factoring agreement. The balance includes net advances, estimated interest charges , and surcharges assessed by the factor when the Company failed to meet minimum financing levels. The factor has maintained a security interest in substantially all of the Company's assets, and has attempted unsuccessfully to recover the loan balance through litigation in New

            Jersey (see Note I). The Company has accrued the asserted claim, but believes the charges are excessive and is attempting to settle the matter.

            b) Notes bearing interest at 10% per annum and maturing in 2000; collateralized by accounts receivable of NYCH. Currently in default.

            c) Unsecured noninterest bearing loans, due on demand. One loan, for $50,000, was repaid in 1999.

            d) Unsecured loan payable to a vendor for track maintenance; noninterest-bearing and due on demand. The Company settled with the vendor in 1999 (See Note I).


            e) Unsecured loan payable to Ameril Group; no set repayment terms or interest rate. This loan is currently the subject of litigation (See
            Note I).

NOTE F -    LONG-TERM DEBT

            Note in the amount of $199,725 payable to the Seafarers Union for dues arrears; a lump sum payment of $25,000 due June 1999 with monthly payments of $3,500 thereafter beginning July 1999 through August 2003. Interest is payable at 5% per annum.

            Maturities of long-term debt are as follows:

                     Year ending
                    December 31,

                        1999                           $ 46,000
                        2000                             42,000
                        2001                             42,000
                        2002                             42,000
                        2003                             27,725
                                                     ----------
                                                       $199,725

NOTE G -    LEASE COMMITMENT

            The lease portion of the 1993 Agreement signed with Conrail (see Note B) provides a 30-year land lease to the Company for the use of Conrail's railroad operating property and water rights in Greenville, New Jersey. The agreement contains rent concessions early in the lease term, but eventually requires the Company to pay a maximum of 10% of the fair market rent, determined on the basis of an average of appraised values supplied by independent appraisers selected by each party.

            To date, Conrail Shared Assets Operation ("CSAO"), the successor to Conrail, has not submitted its appraisal of the leased property. Accordingly, the Company has computed its rent expense based on the results of its own appraisal and its interpretation of the terms and conditions of the lease. While the Company has used its best efforts to retain a professional appraiser with knowledge of the property and related market values, Conrail's appraisal could be higher than the Company's, resulting in additional rent expense.

            Rent expense under the lease has been recognized on a straight-line basis to account for the rent concessions provided during the lease term, resulting in a deferred rent liability of $87,000 as of December 31, 1998.

            Estimated future minimum lease payments under this lease as of December 31, 1998 are as follows:

                     Year ending
                    December 31,

                        1999                                       $ 16,961
                        2000                                         20,916
                        2001                                         24,870
                        2002                                         28,825
                        2003                                         28,825
                     Thereafter                                     547,675
                                                                    -------
                                                                   $668,072

            NYCH leases its Bush Terminal property in Brooklyn, New York from the Economic Development Corporation of New York City on a month-to-month basis at $2,200 per month.

            Aggregate rent expense for each of the years ended December 31, 1998, 1997 and 1996 was $50,611, respectively.

NOTE H -    EMPLOYMENT AGREEMENT

            In January 1998, the Company entered into an employment agreement with the president of NYCH expiring December 31, 2001. The agreement provides for an annual salary of $75,000 plus customary fringe benefits, and a grant of 1,000,000 shares of the Company's common stock. The shares, when issued, will be subject to an as yet undetermined vesting schedule.

NOTE I -    LEGAL MATTERS AND OTHER CONTINGENCIES

            The City of New York ("plaintiff") has brought suit against the Company, NYCH, and its former President in U.S. District Court, Eastern District of New York for the purpose of recovering the cost of removal and cleanup of certain hazardous substances and petroleum. The suit alleges that certain parties were instructed by the Company to dispose of the substances in an illegal manner. The plaintiff is seeking recovery of approximately $600,000 which it claims to have spent on the investigation and cleanup of the alleged disposal, as well as all future investigation and cleanup costs and the cost of this litigation. The Company intends to vigorously defend this action. The lawsuit is presently in the early stages of discovery; accordingly the ultimate resolution of this matter is not ascertainable at this time.

            The Company was named in a lawsuit by its former factoring agent (plaintiff), which seeks approximately $360,000 allegedly due it for uncollected accounts receivable, factoring fees, and surcharges for the Company's failure to meet certain predetermined minimum factoring levels. The claim is based on a factoring agreement between the parties dated December 1995. In March 1999, the case was dismissed in New Jersey Superior Court. The plaintiff has the right to file for arbitration in New York, but has not yet done so. The Company is attempting to negotiate a settlement with the plaintiff and believes, but cannot give assurance, that a settlement will be reached. The Company has accrued the plaintiff's claim as a current liability in its financial statements.

            In June 1997, the Company filed a complaint in U.S. District Court, Eastern District of New York against Conrail, claiming that Conrail violated federal antitrust laws by adopting policies and procedures which were designed to restrain trade and undermine interstate commerce. The suit further alleges that Conrail established a systematic policy of offering predatory and preferential rates for shippers to move freight on Conrail through its Albany route, thereby re-routing rail traffic away from the Company. The Company is seeking damages of $901 million. The court declined Conrail's request for a dismissal, and required that the Company's claims be heard by an arbitrator. Pending arbitration, the Company is exploring the possibility of a settlement with CSX Transportation ("CSXT") and Norfolk Southern Railroad ("NSR"), the acquirers of Conrail. The Company cannot give any assurance that discussions with CSXT or NSR will lead to a settlement of the claims.

            In February 1998, the Company was named in a suit filed in federal district court by a former consultant to BSLR ("plaintiff"). The suit claims that the Company failed to make certain payments for services rendered and reimbursement for certain funds advanced to BSLR prior to the reverse merger (See Note A). The plaintiff is seeking recovery of approximately $250,000. The Company believes this claim is without merit and intends to vigorously defend it. The plaintiff's motion for summary judgment was denied by the court. The ultimate resolution of this matter is not ascertainable at this time. The Company has recognized a liability of approximately $53,000 relating to this matter.

            The Company is also a party to routine claims and suits brought against it in the ordinary course of business. Some of these matters are covered by insurance. In the opinion of management, the outcome of these claims is not expected to have a material adverse effect on the Company's business, financial condition, or results of operations.

          The City of New York has billed the Company in excess of $3,200,000 for property taxes dating back to 1984. The Company claims that the tax assessments are for the most part erroneous because they relate either to real property that the Company does not own or lease, or to property which is not subject to the real property tax. The Company further claims that New York City taxing authorities have assessed taxes based on flawed valuations, resulting in substantial overcharges. The New York State Board of Equalization and Assessment has proposed significant reductions to these valuations, subject to the approval of the New York City Corporation Counsel. Preliminary negotiations are underway between the Company's representatives, the New York City Real Estate Tax Assessor, and the Corporation Counsel's office. Pending a settlement of the tax arrears, the Company has recorded a liability on its books of $398,700, representing the tax due on the Bush Terminal property, the only parcel currently used in the rail operations. Management expects, but cannot give assurance, that the outstanding liabilities will be settled for a lesser amount.

NOTE J -    CAPITAL TRANSACTIONS

            In May 1996, the Company sold 12,684,615 shares of common stock in a private offering at prices ranging from $.05 to $.08 per share. The offering raised proceeds of $805,000 before offering costs of $54,600.

            In November 1996, the Company's board of directors authorized the issuance of up to 1,000 shares of a Series A Convertible Preferred Stock with the following features:

            Par value:  $.001 per share
            Dividends:  $1.50 per share payable annually out of legally available funds; unpaid dividends to be cumulative. Dividends are due only if declared.
            Voting rights:    None

            Conversion feature: Shares are convertible on the basis of
                              2,785 shares of common stock for each preferred share. Converted Series A preferred shares shall constitute authorized but unissued shares of undesignated Preferred Stock.

            In December 1996, the Company sold 1,000 Series A shares to an investor for $25,000, or $25 per share. The investor converted the preferred shares into 2,785,000 common shares in May 1997. In connection with the offering, the Company recorded a $25,000 dividend to reflect the value of the beneficial conversion feature of the preferred shares. Due to the lack of accumulated earnings, the dividend was charged to additional paid-in capital. There were no unauthorized shares of Series A Preferred Stock as of December 31, 1997 and 1998.

            During 1996, the Company issued a total of 4,551,806 shares to employees, including 1,000,000 shares to the Company's then president and Chairman, in consideration of services rendered. The Company also issued a total of 4,300,000 shares to various consultants for services rendered. These shares were valued at their fair value on the date of issuance resulting in a noncash charge to income of $335,003.

            In January 1997, the Company's board of directors authorized the issuance of up to 5,250 shares of a Series B Convertible Preferred Stock with the following features:

            Par value:  $.001 per share
            Dividends:  Annual dividend of $9.00 per share payable annually out of legally available funds; unpaid dividends to be cumulative.
            Voting rights:      None
            Liquidation preference: $100 per share
            Conversion feature: Shares are convertible on the basis of 1,100 shares of common stock for each preferred share at any time after June 30, 1997. Converted
                                Series B preferred shares shall constitute authorized but unissued shares of undesignated
                                Preferred Stock.

            In May 1997, the Company raised proceeds of $484,600, or $100 per share in an offering of 4,846 Series B shares. In connection with the offering, the Company recorded a dividend of $444,686 to reflect the value of the beneficial conversion feature. Due to the lack of accumulated earnings, the dividend was charged to additional paid-in capital. A total of 4,666 shares were converted into 5,132,600 shares of common stock during the year.

            During 1997, a total of $239,409 of note principal and accrued interest was converted into 1,393,025 shares of common stock.

            In November 1997, the Company issued 500,000 common stock purchase warrants to an attorney for services rendered. The warrants are exercisable at $.09 per share for a two-year period expiring on December 31, 1999. The Company valued the warrants at $5,875 using the Black-Scholes option pricing model, and charged this amount to 1997 operations. The warrantholder purchased 388,888 shares in October 1998 by applying $35,000 of accrued legal fees towards the exercise price. The remaining 111,112 shares were purchased in May 1999.

            In December 1997, a group of investors converted debt in NYCH valued at $1,221,828 into a combination of NYCH common and preferred shares, and simultaneously exchanged the subsidiary shares into 11,667,667 shares of the Company's common stock representing an equivalent value.

            During 1997, the Company issued a total of 1,982,615 shares of common stock in satisfaction of various loans valued at $100,000.

            During 1997, a total of 2,474,400 shares of common stock were issued to various consultants and vendors for services to the Company during the year. These shares were valued at their fair market value on the date of issuance resulting in a noncash charge to income of $267,918.

            During 1997, the Company recorded an increase in additional paid-in capital of $174,552 to reflect the value of the beneficial conversion feature of certain convertible debt. The offsetting interest charge was expensed to operations.

            During 1998, the Company issued 10,251,295 shares of common stock on conversion of $885,472 of convertible debt principal and interest.

            In connection with the issuance of certain convertible debt in 1998, the Company granted six-month detachable options to purchase 275,000 shares of common stock for the lower of $.20 per share or 90% of the average common stock closing price for the five days preceding the exercise date. Holders of these notes who agreed to extend the maturity date of their loans received a second one-year option grant to purchase a total of 246,437 shares on the same terms as the initial grant. The options were valued at $18,616. All of the options were exercised in January 1999 at an exercise price of $.11.

            In 1998, the Company issued 400,000 shares of common stock to a contractor in payment of repair work valued at $29,518.

            In March 1998, the Company issued 200,000 common stock purchase warrants to an attorney for services rendered. The warrants are exercisable at $.15 per share for a twenty-month period through December 31, 1999. The Company valued the warrants at $11,695 using the Black-Scholes option pricing model and expensed this amount in its 1998 financial statements. The warrantholder purchased 66,666 shares in May 1998 by applying $10,000 of accrued legal fees towards the exercise price.

            In December 1998, the former president of the Company returned to treasury for cancellation 10,000,000 shares of common stock in exchange for 12,500 shares of Series B Convertible Preferred Stock. The issuance of the preferred shares was subsequently declared invalid (see Note Q).

            Cumulative Preferred B dividends in arrears were $1,620 and $3,240 at December 31, 1997 and 1998, respectively.

            During 1998, the Company recorded an increase in additional paid-in capital of $444,150 to reflect the value of the beneficial conversion feature of certain convertible debt. The offsetting interest charge was expensed to operations.

            In connection with the issuance of convertible debt in 1997 and 1998, the Company provided to certain noteholders nondetachable options to purchase additional shares upon conversion of their debt. The total number of shares subject to a contingent option grant is stated either as a fixed number or is based on a percentage of shares acquired by the noteholder on conversion. During 1998, an option to purchase 630,160 shares at $.12 per share was granted to a related party upon conversion of his debt. As of December 31, 1998, there were 5,264,147 additional shares subject to contingent options at exercise prices ranging from $.12 to $.18 per share, of which 5,026,420 shares were subject to contingent options issued to related parties.

NOTE K -    INCOME TAXES

      The Company has not recorded any provision for federal and state income taxes through December 31, 1998. The actual tax expense for 1998, 1997 and 1996 differs from "expected" tax expense (computed by applying the statutory U.S. federal corporate tax rate of 34% to income before income taxes) as follows:

                                              Years ended December 31,
                                            1998        1997        1996
                                            ----        ----        ----

     Computed "expected" tax benefit     $(694,000)  $(703,000)  $(677,000)
     State income tax benefit, net of
      federal income tax benefit          (122,000)   (124,000)   (119,000)
     Change in valuation allowance
      for deferred tax assets allocated
      to income tax expense                803,000     551,000     652,000
            Permanent differences            13,00     276,000     144,000
                                         -----------    --------    --------
                                        $       --     $    --    $     --
                                        =====================================

             The sources and tax effects of temporary differences giving rise to the Company's deferred tax assets (liabilities) at December 31, 1998 and 1997 are as follows:

                                                    1998           1997
                                                    ------         ----

            Current:
            Accruals and reserves                    $ 275,000   $ 226,000
            Other                                        5,000       5,000
                                                    ----------   ---------
                                                       280,000     231,000
            Valuation allowance for net current
            deferred tax asset                        (280,000)   (231,000)
                                                      --------    --------
            Total net current deferred tax asset     $      --   $      --
                                                 ==============  =========

            Noncurrent:
            Net operating losses                   $ 3,025,000 $ 2,288,000
            Property, plant and equipment              (86,000)    (99,000)
            Deferred rent                               35,000      30,000
                                                    ----------  ----------
                                                     2,974,000   2,219,000
            Valuation allowance for net noncurrent
            deferred tax asset                      (2,974,000) (2,219,000)
                                                    ----------  ----------
            Total net noncurrent deferred tax asset $       --   $      --
                                                    =======================

            As a result of significant pretax losses in 1998, 1997 and 1996, management cannot conclude that it is more likely than not that the deferred tax asset will be realized. Accordingly, a valuation allowance has been established against the total net deferred tax asset for all periods presented. The Company has net operating losses of approximately $7,000,000 available to offset future taxable income. The losses expire at various dates ranging between 1999 and 2018. Utilization of these losses may be limited based on IRS and state change-of-ownership rules.

            The Company and its subsidiaries file separate federal and state income tax returns.

NOTE L -    COLLECTIVE BARGAINING AGREEMENT

            NYCH has entered into a collective bargaining agreement with the local chapter of the Seafarers Union and United, Industrial, Service, Transportation, Professional and Government Workers of North America, covering those employees in the transportation and delivery of rail traffic. This agreement covers 100% of the non-management employees associated with NYCH. The contract presently runs year-to-year and was renewed through December 31, 1999.

NOTE M -    WRITE-OFF OF INVESTMENT IN EDTI

            As a condition of the Company's reverse merger, and based upon representations made by BSLR management, BSLR's wholly owned subsidiary Electronic Display Technologies, Inc. (EDTI) was sold to two former officers and directors of the Company in exchange for convertible preferred stock of EDTI. The preferred stock was valued at $500,000, BSLR's original investment in EDTI. EDTI was a development stage Company involved in the development of technology for electronic signage. As a further condition, the Company was required to capitalize the entity with an equity contribution of $250,000. These funds were to be used for the completion of the technology and for the initial production of inventory. This funding occurred on June 6, 1996. Shortly thereafter it became apparent that the management of EDTI was unable to achieve certain milestones in accordance with its business plan. In addition, EDTI management was unable to provide an accounting regarding the use of funds, prospective contracts or the status of product development. Numerous requests for information were made by management in an attempt to determine the status of the Company's investment, all without success.

            In December 1996, management determined that the investment in EDT was impaired and required a complete write-off Management is contemplating legal action in an effort to recover the Company's investment.

NOTE N -    GOING CONCERN

            During the year ended December 31, 1998, the Company experienced, and continues to experience, certain liquidity problems. As indicated in the consolidated financial statements, the Company has incurred substantial operating losses in recent years, including a net loss of approximately $2,040,000 in 1998, and its consolidated financial position reflects a working capital deficiency of approximately $5,000,000 at December 31, 1998. Operating losses and cash flow deficits are continuing. In addition, the Company continues to be delinquent in payments to various trade creditors and taxing authorities. These delinquencies could ultimately lead to asset liens and seizures. The Company is also involved in litigation and other disputes whose outcome is uncertain, but for which the Company would likely require financial assistance from outside sources in the event of a material adverse monetary judgment.

            Management's plan with respect to these matters encompass the following actions:

            1.  Anticipated Increase in Rail Revenue

                The acquisition of Conrail in 1999 by CSXT and NSR has led to a more open, competitive market for freight service in the New York metropolitan area. In 1999, the Company entered into new interchange agreements with CSXT, NSR and Canadian Pacific Railroad. Given the improved business environment, these agreements are expected to lead to a significant increase in rail revenue. In 1999, the Company entered into oral agreements with Hershey Foods and Bloomer Chocolates two food producers for the movement of rail cars and has contracts pending with two waste hauling companies.

            2.  New Financing

                The Company has raised $1,724,000 of additional financing in 1999 through the issuance of convertible notes. The proceeds of the notes have been used to pay accrued liabilities, to provide working capital for current operations, and to fund infrastructure improvements. (See Note P).

            3.  Business Acquisition

               In April 1999, the Company issued 6,000,000 shares of common stock to acquire a 51% interest in J. S. Transportation, Inc.
               (JST), a short haul regional trucking company specializing in the transportation and disposal of municipal solid waste (See Note
               P). JST is expected to provide operating cash flow to the combined business.

            Management cannot provide any assurance that its plans will be successful in alleviating the Company's liquidity position and bringing the Company to the point of sustained profitability. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE O -    VALUATION AND QUALIFYING ACCOUNTS

                                                      December 31,
                                              1998        1997       1996

            Balance - beginning of year     $ 13,715    $      -  $ 60,001
            Charged to expense                38,224      13,715    43,544
            Write-offs, net of recoveries    (38,224)        --   (103,545)
                                             ------- -----------  --------
            Balance, end of year            $ 13,715     $13,715  $      -
                                            ======== =========== =========

NOTE P -    SUBSEQUENT EVENTS

            In January 1999, the board of directors approved option grants to three employee members of the board of directors for services rendered to the Company in 1998. The current president, the former president, and his wife each received a two-year option to purchase 500,000 shares at $.12 per share. The spread between the stock price and the exercise price on the date of grant of $54,300 was accrued in 1998 as a compensation cost.

            In January 1999, the Company issued 350,000 shares of common stock to its attorneys in payment of past services valued at $31,638. The value of the services was accrued in 1998.

            In January 1999, various noteholders exercised options to purchase 521,437 shares of common stock for $.11 per share.

            In February 1999, the Company completed a $300,000 financing of convertible notes. The notes bear interest at 10% per annum and are convertible at the lower of $.08 per share or 90% of the average closing price for the five days preceding the date of conversion. In the event of conversion, the noteholder will receive an option to purchase for $.12 per share, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            In April 1999, the Company purchased a 51% interest in JST in exchange for 5,000,000 shares of unregistered common stock, and escrowed an additional 1,000,000 shares to settle outstanding JST liabilities. JST, formed in 1998, is a regional trucking company in the business of short-haul freight transportation and landfill management. Related parties owned a combined 70% interest in JST prior to the acquisition. The transaction will be accounted for as a purchase.

            During 1999, the Company completed a $1,424,000 financing of convertible notes. The notes bear interest at the rate of 10% per annum and are convertible at the lower of $.14 per share, or 90% of the average closing price of the common stock for the ten trading days preceding the date of conversion. The notes also contain a contingent option provision granting the noteholder one-half share of common stock for every share acquired on conversion of the note. The contingent options are exercisable at $.18 per share and expire on the later of April 30, 2000 or 90 days following the effective date of an SEC registration of the Company's common stock. The note proceeds were used to pay accrued liabilities, purchase fixed assets, and provide operating capital.

            In May 1999, the Company entered into three-year employment agreements with two officers. The agreements provide for annual salaries of $60,000 and $37,000, respectively, plus customary fringe benefits. One of the employees is a former Company director.

            In August 1999, the Company granted two-year options to purchase up to 1,900,000 shares of common stock for $.40 per share to two consultants. A total of 500,000 vested immediately for services previously performed; the balance of the options vest in accordance with a schedule of services to be rendered over a two-year period.

            In September 1999, the Company settled a $63,000 debt owed to a vendor for track maintenance by the issuance of 200,000 shares of common stock valued at $33,000,and a $30,000 unsecured promissory note bearing interest at 10% per annum. The note is convertible into common stock at the lower of $.55 per share or 90% of the average closing price of the common shares for the ten trading days preceding the date of conversion. In the event of conversion, the noteholder will be entitled to an option to purchase for $.75 per share, an additional one-half share for every share of common stock acquired on conversion through December 31, 2000. The note matures on August 31, 2000.

            In September 1999, the Company filed a certificate of amendment with the State of Delaware authorizing an increase in the number of common shares to 200,000,000, and an increase in the number of preferred shares to 1,000,000.

            In September 1999, the Company granted options to purchase 500,000 shares of common stock to the law firm in which its general counsel is a partner. The options are exercisable at the lower of $.40 per share or 90% of the average closing price of the common shares for the ten days preceding the date of exercise. Options to purchase 300,000 shares were issued for services rendered prior to the grant; the balance is for future services. The firm purchased 300,000 shares at $.40 by applying $120,000 of accrued legal fees towards the exercise price.

            In September 1999, the Company granted to consultants options to purchase 250,000 shares at $.68 per share and 250,000 shares at $.85 per share.

NOTE Q -    RESTATEMENT OF FINANCIAL STATEMENTS

            The Company has restated its financial statements for 1996, 1997 and 1998 to reflect two judgments obtained against the Company prior to 1996 by the Port Authority of New York and New Jersey (PA) in the original amounts of approximately $440,000. The judgments relate to claims for rent arrearages on the Atlantic Terminal facility occupied by the Company, and for accrued lease payments and miscellaneous repairs on a tugboat owned by the PA. The financial statements also reflect the accrual of interest on the outstanding judgements at 9% per annum, totaling $218,225 from the inception of the judgments through December 31, 1998, and an offsetting reversal of a $234,000 reserve for contingencies carried forward from 1995.

            The 1998 financial statements have also been restated to reverse the issuance of 12,500 shares of an amended Series B Preferred Stock to the Company's former president in exchange for his return of 10,000,000 common shares. Counsel has determined that the preferred shares were invalidly issued because an amendment to the terms of the Series B shares required shareholder approval, which the Company never obtained. In the opinion of counsel, the Company is not obligated to settle the transaction in cash. However, as of December 31, 1998, the Company did not have enough authorized common stock to return the 10,000,000 shares to the former president; accordingly, the Company has restated the 1998 financial statements to record the redemption value of the common shares in a temporary equity account pending a resolution of the transaction, and has reversed a $567,000 charge reflecting the beneficial conversion feature of the amended Preferred B stock.

            The restatement does not affect previously reported net cash flows for the periods.

            The restatement impacted the Company's Statements of Operations and Balance Sheets, as follows:

                                         1998        1997           1996
                                         ----        ----           ----
Statements of Operations:

Net loss applicable to common stock -
   previously reported                 $(2,552,871) $(2,462,764)  $(1,969,963)
Net loss applicable to common stock -
   as restated                          (2,040,032)  (2,512,625)   (2,015,707)

Basic and diluted loss per share applicable
  to common stock - previously reported      $(.02)      $(.02)         $(.02)
Basic and diluted loss per share applicable
   to common stock - as restated              (.01)       (.02)          (.02)

      Balance sheets:

Current liabilities - previously reported  $ 4,709,164 $ 4,614,848
Current liabilities - as restated            5,133,389   4,984,724
Total liabilities - previously reported      4,949,889   4,690,643
Total liabilities - as restated              5,374,114   5,060,519
Temporary equity - previously reported              --          --
Temporary equity - as restated               1,512,500          --
Accumulated deficit - previously reported   (8,115,131) (5,562,260)
Accumulated deficit - as restated           (7,972,168) (5,932,136)
Total stockholders' deficit - previously
 reported                                   (1,832,177) (1,280,945)
Total stockholders' deficit - as restated   (3,768,902) (1,650,821)

SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NEW YORK REGIONAL RAIL CORPORATION


Date: January 18,2002             By:/s/ Ronald Bridges
                                          ----------------------------
                                          Ronald Bridges, President & CEO

Date: January 18,2002             By:/s/ Joel Marcus
                                          ---------------------------------
                                          Joel Marcus, Chief Financial Officer